Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                SONY CORPORATION
                                                                ----------------
                                                                  (Registrant)

                                              By: /s/ Teruhisa Tokunaka
                                                  --------------------------
                                                  (Signature)

                                                  Teruhisa Tokunaka
                                                  Executive Deputy President and
                                                  Group Chief Strategy Officer

Date: April 27, 2004

List of materials

Documents attached hereto:

      i) A press release announcing Sony Corporation's consolidated financial results for the fiscal year ended March 31, 2004.

      ii) A press release announcing Sony Communication Network Corporation's consolidated financial results for the fiscal year ended March 31, 2004.

      iii)  A press release regarding stock options at Sony Corporation.

      iv)   A press release regarding executive appointments at Sony
            Corporation.

      Sony Corporation: Consolidated Financial Results for the Fiscal Year

    TOKYO, April 27 /PRNewswire-FirstCall/ -- Sony Corporation (NYSE: SNE) today announced its consolidated results for the fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004).

                                (Billions of yen, millions of U.S. dollars,
                                        except per share amounts)
                                          Year ended March 31
                              2003          2004       Change        2004*
    Sales and operating
     revenue               Y7,473.6      Y7,496.4       +0.3%      $72,081
    Operating income          185.4          98.9       -46.7          951
    Income before income
     taxes                    247.6         144.1       -41.8        1,385
    Net income                115.5          88.5       -23.4          851

    Net income per share
     of common stock
     - Basic                Y125.74        Y95.97       -23.7%       $0.92
     - Diluted               118.21         90.88       -23.1         0.87

    * U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y104=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2004.

    Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Consolidated Results for the Fiscal Year ended March 31, 2004
    Sales increased 0.3% year on year; on a local currency basis, sales grew 3%. (For all references herein to results on a local currency basis, see Note I.) In the Electronics segment, sales to outside customers increased, while overall sales declined slightly due to a decrease in sales between consolidated companies resulting from the outsourcing of PlayStation 2 ("PS 2") production to third parties in China. With respect to major products in the Electronics segment, despite a decrease in sales of CRT televisions and portable audio, sales of cellular phones (sold mainly to Sony Ericsson Mobile Communications ("Sony Ericsson")), digital still cameras, and flat panel televisions increased. Sales declined in the Game segment due to lower sales of both hardware and software. In the Pictures segment, although sales on a U.S. dollar basis increased due to the contribution of television revenues, sales decreased due to foreign exchange rate fluctuations. Sales in the Music segment also decreased primarily due to foreign exchange rate fluctuations.
At the same time, Financial Services revenue increased mainly due to improvements in valuation gains and losses from investments at Sony Life Insurance Co., Ltd. ("Sony Life").
    Operating income decreased 46.7% (47% decrease on a local currency basis) compared with the previous fiscal year mainly due to an increase in restructuring expenses. The Electronics segment recorded an operating loss owing mainly to an increase in restructuring expenses, principally from severance related expenses. In the Game segment, operating income declined due to the decrease in sales and an increase in research and development expenses for future businesses. In the Pictures segment, despite the contribution from higher television revenues, operating income decreased compared with the previous year, which had benefited from the profits generated by Spider-Man. By contrast, improvements in valuation gains and losses from investments in the general account at Sony Life resulted in an increase in operating income in the Financial Services segment. In the Music segment, operating income was recorded, compared with an operating loss recorded in the prior year, due to the benefits of restructuring, a reduction in advertising and promotion expenses and a decrease in restructuring expenses.
    Restructuring expenses for the fiscal year amounted to Y168.1 billion ($1,616 million) compared to Y106.3 billion in the previous fiscal year. In the Electronics segment, restructuring expenses were Y143.3 billion ($1,378 million) compared to Y72.5 billion in the previous fiscal year.
    Income before income taxes decreased 41.8% compared with the previous fiscal year. Although royalty income and net foreign exchange gain increased compared to the previous fiscal year, other income declined in this fiscal year due to the gain on the sale in the previous year of Sony's equity interest in Telemundo Communications Group, Inc. and its subsidiaries ("Telemundo"), a U.S. based Spanish language television network and station group that was accounted for by the equity method.
    Net income decreased 23.4% compared with the previous fiscal year. Equity in net income of affiliated companies consisted of an equity gain, primarily due to profits recorded at Sony Ericsson (the profit Sony recorded from its equity holding was Y6.4 billion ($62 million)) as compared with equity losses recorded in the previous fiscal year. The effective tax rate for the fiscal year of 36.6% was lower than the statutory rate in Japan due to a decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries and because U.S. income was taxed at a lower rate due to utilization of tax loss and foreign tax credit carryforwards. However, this rate was higher than the effective tax rate of 32.6% in the prior fiscal year, which benefited from a reversal in valuation allowances on deferred tax assets held by Aiwa Co., Ltd.

    Remarks by Nobuyuki Idei, Chairman and Group CEO of Sony Corporation During the fiscal year ended March 31, 2004, we worked to enhance the competitiveness of our products, especially in the Electronics segment, through the aggressive introduction of new models in such categories as digital still cameras, flat panel televisions and DVD recorders. The result was a strong contribution to sales by these products in the year-end and new-year selling season. In the area of restructuring, we worked to concentrate management resources in focused business areas and reduce fixed costs, including via headcount reduction, on a more accelerated basis than originally planned. In the Financial Services segment, in April 2004, we established a holding company to integrate financial functions and provide a higher level of customer service.
    In the fiscal year ending March 31, 2005, we will work to concentrate management resources on growing businesses through initiatives such as proactive investment in key devices, including next generation broadband microprocessors, and we will strive to bring value into the Sony Group and differentiate our products. Through the release of enticing products such as the PSP handheld entertainment system, the online distribution of music, and other initiatives, we will venture into new businesses. Moreover, we will continue to enhance our management structure through restructuring and promote greater efficiencies in product development and design.
    Through these actions, the entire Sony Group will endeavor to strengthen a foundation designed to achieve mid- to long-term growth and improved profitability.

    Operating Performance Highlights by Business Segment

    Electronics
                                  (Billions of yen, millions of U.S. dollars)

                                              Year ended March 31

                                   2003        2004         Change      2004
    Sales and operating revenue  Y4,940.5    Y4,897.4        -0.9%    $47,090
    Operating income (loss)          41.4       (35.3)          -        (339)

    Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Sales decreased 0.9% (1% increase on a local currency basis) due to a significant decline in intersegment sales to the Game segment primarily owing to outsourcing of PS 2 game console production to third parties in China. On the other hand, sales to outside customers increased 4.7% compared to the previous year. Although market conditions had a negative effect on sales of such products as CRT televisions and portable audio, this was more than offset by an increase in sales of cellular phones (sold mainly to Sony Ericsson), which benefited from increased demand for camera-equipped models in Japan and Europe; Cybershot digital still cameras, which saw continued market growth and an increase in the number of units sold; and flat panel televisions, which exhibited significantly increased sales in all geographic regions.
    Operating loss of Y35.3 billion was recorded, a deterioration of Y76.7 billion compared to the profit recorded in the previous year. Although sales to outside customers increased, the operating loss primarily resulted from a Y70.8 billion increase in restructuring expenses (mainly severance related expenses) and a decline in prices. Operating performance of CRT televisions, CLIE personal digital assistants, and optical pickups deteriorated, mainly due to price declines. On the other hand, operating performance of VAIO PCs improved because emphasis was placed on high value-added models. Operating performance of CCDs also improved due to an increase in sales mainly for digital still cameras.
    Inventory as of March 31, 2004 was Y490.5 billion ($4,716 million), a Y58.1 billion, or 13.4%, increase compared with the level as of March 31, 2003 and a Y43.5 billion, or 8.1%, decrease compared with the level as of December 31, 2003.

    Game
                                  (Billions of yen, millions of U.S. dollars)

                                                Year ended March 31
                                   2003        2004         Change      2004
    Sales and operating revenue   Y955.0      Y780.2        -18.3%     $7,502
    Operating income               112.7        67.6        -40.0         650

    Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Sales decreased 18.3% compared with the previous year (18% decrease on a local currency basis) as sales of hardware and software decreased.
    Hardware: Although PS 2 unit sales in Europe and Japan increased compared with the previous year, unit sales in the U.S. decreased, contributing to an overall unit sales decline. This overall unit sales decline, combined with strategic price reductions on the PS 2 undertaken in Japan, the U.S. and Europe during the fiscal year, caused a decrease in sales.
    Software: Although PS 2 software unit sales and revenue increased, PlayStation software unit sales and revenue decreased, resulting in an overall decrease in software sales. Revenue increased in Europe but decreased in Japan and the U.S.
    Operating income decreased by Y45.1 billion, or 40.0%, due to an increase in research and development expenses for future businesses and the decrease in hardware sales. Profit from software was nearly unchanged compared with the previous fiscal year.

    Worldwide hardware production shipments*:
      -- PS 2:         20.10 million units (a decrease of 2.42 million units)
      -- PS one:       3.31 million units (a decrease of 3.47 million units)

    Worldwide software production shipments*:
      -- PS 2:         222 million units (an increase of 32 million units)
      -- PlayStation:  32 million units (a decrease of 29 million units)

    * Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

    Inventory on March 31, 2004 was Y130.9 billion ($1,259 million), a Y12.6 billion, or 8.7%, decrease compared with the level on March 31, 2003 and a Y2.3 billion, or 1.8%, increase compared with the level on December 31, 2003.

    Music
                                  (Billions of yen, millions of U.S. dollars)
                                                Year ended March 31
                                  2003         2004        Change      2004
    Sales and operating revenue  Y597.5       Y559.9       - 6.3%     $5,384
    Operating income (loss)        (7.9)        19.0           -         182

    The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. ("SMEI"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. ("SMEJ"), a Japan based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

    Sales decreased 6.3% compared with the previous year (flat on a local currency basis). Of the Music segment's sales, 74% were generated by SMEI, and 26% were generated by SMEJ.
    SMEI: Sales on a U.S. dollar basis were flat compared with the previous year. Appreciation of European currencies contributed to higher sales outside of the U.S. which were offset by lower sales in the U.S. Album sales decreased worldwide due to the continued contraction of the global music industry brought on by piracy (i.e. unauthorized file sharing and CD burning) and competition from other entertainment sectors. Best selling albums during the year included Beyonce's Dangerously in Love and Evanescence's Fallen.
     SMEJ: Sales were flat compared with the previous year. Best selling albums during the year were Mika Nakashima's LOVE and Chemistry's Between the Lines.
    Operating income of Y19.0 billion was recorded compared with an operating loss of Y7.9 billion in the prior year, an improvement of Y26.9 billion year on year, as operating performance at both SMEI and SMEJ improved.
    SMEI: Operating income was recorded this year, compared with an operating loss recorded in the prior year, as SMEI realized benefits from the worldwide restructuring activities implemented over the past two years. These activities included the rationalization of manufacturing, distribution and support functions including record label shared services. Also contributing to the improved operating results were lower advertising and promotion expenses. In addition, restructuring expenses decreased compared with the prior year.
    SMEJ: Operating income increased compared with the prior year due to a reduction in selling, general and administrative expenses, primarily advertising and promotion expenses, and strong sales of Japanese artists' recordings.
    In December 2003, Sony and Bertelsmann AG announced that they had signed a binding agreement to combine their recorded music businesses in a joint venture. The newly formed company, which will be known as Sony BMG, will be 50% owned by each parent company. It will not include SMEI's music publishing, physical distribution and disc manufacturing business or SMEJ.
The merger is subject to regulatory approvals in the United States and the European Union.

    Pictures
                                 (Billions of yen, millions of U.S. dollars)

                                                Year ended March 31
                                      2003      2004       Change      2004
    Sales and operating revenue      Y802.8    Y756.4      - 5.8%     $7,273
    Operating income                   59.0      35.2     - 40.3         339

    The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

    Sales decreased 5.8% compared with the prior year (2% increase on a U.S. dollar basis). The U.S. dollar revenues represented a new record for SPE, led by higher television performance in the fiscal year. Television revenues increased significantly due to initial syndication sales of The King of Queens and third cycle syndication sales of Seinfeld, as well as the extension of a licensing agreement for Wheel of Fortune. Notable film releases during the year included Bad Boys 2, S.W.A.T., Anger Management and Something's Gotta Give.
    Operating income decreased by Y23.7 billion, or 40.3%, from the prior year (30% decrease on a U.S. dollar basis). The higher television revenues noted above contributed significantly to operating income in the year. However, the primary reason for the decline was the absence of profits contributed by the breakaway performance of Spider-Man in the prior year. Results for the year were negatively impacted by the disappointing performances of Gigli, Hollywood Homicide, The Missing and Charlie's Angels: Full Throttle.

    Financial Services
                                 (Billions of yen, millions of U.S. dollars)
                                                Year ended March 31
                                      2003      2004       Change      2004
    Financial Services revenue       Y537.3    Y593.5      +10.5%     $5,707
    Operating income                   22.8      55.2     +142.4         530

    Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Financial Services revenue increased 10.5% compared with the previous fiscal year mainly due to an increase in revenue at Sony Life. Regarding Sony Life, the method of recognizing insurance premiums received on certain products was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits since the third quarter beginning October 1, 2003. Although revenue was reduced by Y30.8 billion as a result of this change, revenue at Sony Life increased by Y46.4 billion or 9.9% to Y513.0 billion ($4,933 million) due to improvements in valuation gains and losses from investments compared with the previous year.*
    Operating income increased by Y32.4 billion, or 142.4%, compared with the previous year due to improvements in valuation gains and losses from investments in the general account at Sony Life. Operating income at Sony Life increased by Y33.6 billion or 113.3% to Y63.2 billion ($608 million).* The above mentioned change in revenue recognition method did not have a material effect on operating income at Sony Life.

    * The Financial Services revenue and operating income at Sony Life are calculated on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis. The above mentioned change in revenue recognition method did not have an impact on results on a Japanese statutory basis.

    Other
                                 (Billions of yen, millions of U.S. dollars)

                                                Year ended March 31
                                      2003      2004       Change      2004
    Sales and operating revenue      Y306.3    Y330.4       +7.9%     $3,177
    Operating loss                    (25.0)    (10.0)         -         (96)

    Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Sales increased 7.9% compared with the previous year due to an increase in sales of a business which provides information system services to other businesses within the Sony Group and of an IC card business. Of the sales in the Other segment, 53% were sales to outside customers.
    Operating loss was reduced because a Network Application and Contents Service Sector ("NACS") -related business operated by a U.S. subsidiary recorded a one-time gain on the sale of rights related to a portion of the Sony Credit Card portfolio.

    Cash Flow
    The following charts show Sony's unaudited condensed statements of cash flow on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

    Cash Flow - Consolidated (excluding Financial Services segment)

                                 (Billions of yen, millions of U.S. dollars)
                                                Year ended March 31
    Cash flow                         2003      2004       Change      2004
    - From operating activities      Y544.1    Y401.1     Y -143.0    $3,856
    - From investing activities      (185.9)   (352.5)      -166.6    (3,389)
    - From financing activities      (251.2)    153.8       +405.0     1,478
    Cash and cash equivalents at
     beginning of the fiscal year     356.6     438.5        +82.0     4,216
    Cash and cash equivalents at
     end of the fiscal year           438.5     592.9       +154.4     5,700

    Operating Activities: During the fiscal year, cash increased primarily due to profit contributions from the Game, Pictures and Music segments and an increase in notes and accounts payable, trade, while cash decreased primarily due to an increase in inventory and notes and accounts receivable, trade in the Electronics segment. Compared with the previous fiscal year, although there was an increase in the growth in notes and accounts payable, trade, cash flow from operating activities declined due to factors such as an increase in the growth in notes and accounts receivable, trade, the increase in inventory in the Electronics segment, the recording of an operating loss in the Electronics segment, and a decrease in profits in the Game and Pictures segments.
    Investing Activities: During the fiscal year, proactive capital expenditures were made, primarily in the Electronics and Game segments, for semiconductor manufacturing and other equipment. Compared with the previous fiscal year, net cash used in investing activities increased because, in the previous fiscal year, proceeds were received from the sale of Sony's equity interest in Telemundo (Y88.4 billion) and because, during this fiscal year, capital expenditures increased, as noted above.
    As a result, cash flow from operating activities exceeded cash flow from investing activities by Y48.6 billion in the fiscal year.
    Financing Activities: In the fiscal year, repayments of short-term debt, such as commercial paper, were made while long-term financing was received through the issuance of Y250 billion of convertible bonds (bonds with stock acquisition rights). Proceeds from the issuance are expected to be applied towards investment in semiconductors and key devices.
    Cash and Cash Equivalents: The total balance of cash and cash equivalents, accounting for the effect of exchange rate fluctuations, increased Y154.4 billion to Y592.9 billion as of March 31, 2004 compared to March 31, 2003.

    Cash Flow - Financial Services segment

                                 (Billions of yen, millions of U.S. dollars)
                                                Year ended March 31
    Cash flow                         2003      2004       Change      2004
    - From operating activities      Y314.8    Y241.6      Y -73.1    $2,323
    - From investing activities      (516.7)   (401.6)      +115.1    (3,860)
    - From financing activities       149.2     141.7         -7.5     1,362
    Cash and cash equivalents at
     beginning of the fiscal year     327.2     274.5        -52.7     2,640
    Cash and cash equivalents at
     end of the fiscal year           274.5     256.3        -18.2     2,465

    Operating Activities: Operating activities generated more cash than was used due to an increase in future insurance policy benefits and other in the fiscal year, reflecting an increase in insurance-in-force.
    Investing Activities: In the fiscal year, payments for investments and advances exceeded proceeds from sales of securities investments, maturities of marketable securities and collections of advances, reflecting an increase in assets under management in the Financial Services businesses.
    Financing Activities: Deposits from customers in the banking business increased in the fiscal year due to factors including an increase in the number of accounts.
    Cash and Cash Equivalents: Cash and cash equivalents decreased Y18.2 billion to Y256.3 billion as of March 31, 2004 compared to March 31, 2003.

    Consolidated Results for the Fourth Quarter ended March 31, 2004
    Sales were Y1,772.2 billion ($17.0 billion), an increase of 7.1% compared to the same quarter of the prior year (12% increase on a local currency basis). In the Electronics segment, sales to outside customers (excludes sales between consolidated companies) increased 10.9%. Sales of digital still cameras and flat panel televisions, which benefited from growing demand, and sales of cellular phones (sold mainly to Sony Ericsson) increased, while sales of CRT televisions continued to decline. In the Pictures segment, sales increased significantly due to a television syndication sale and a licensing agreement extension. In the Financial Services segment, despite a decrease in sales as a result of a change in the method of recognizing insurance premiums received, sales increased because of improvements in valuation gains and losses from investments at Sony Life. However, a decline in the sales of both software and hardware resulted in a decrease in sales in the Game segment. As a result of foreign exchange rate fluctuations, sales in the Music segment decreased.
    Operating loss was Y109.8 billion ($1.1 billion), an improvement of Y6.7 billion compared with the same quarter of the previous year. The operating loss of the Electronics segment increased due to an increase in restructuring expenses, principally from severance related expenses. The Game segment recorded an operating loss compared to a profit in the same quarter of the previous year due to an increase in research and development expenses for future businesses. In contrast, operating income of the Pictures segment increased significantly due to the syndication sale and the licensing agreement extension noted above. Improvements in valuation gains and losses from investments in the general account at Sony Life resulted in a substantial increase in operating income in the Financial Services segment. The operating loss of the Music segment decreased due to lower restructuring expenses compared with the same quarter of the previous year.
    Restructuring expenses for the quarter amounted to Y96.8 billion ($931 million) compared to Y48.7 billion in the fourth quarter of the previous year. In the Electronics segment, restructuring expenses were Y86.9 billion ($836 million) compared to Y32.9 billion in the same quarter of the previous year.
    Loss before income taxes was Y93.6 billion ($900 million), an improvement of Y26.2 billion compared with the previous year's same quarter. A net foreign exchange gain was recorded in other income while a net foreign exchange loss was recorded in the same quarter of the prior year.
    Net loss was Y38.2 billion ($367 million), an improvement of Y73.0 billion compared with the same quarter of the previous year. Income tax benefit increased due to the utilization of tax loss and foreign and other tax credit carryforwards. In addition, equity in net income of affiliated companies was recorded during the quarter compared to equity in net losses in the same quarter of the previous year. The change from loss to income from equity affiliates was primarily due to the contribution of Sony Ericsson (the profit Sony recorded from its equity holding was Y5.4 billion ($52 million)).

    Notes
    Note I: During the fiscal year ended March 31, 2004, the average value of the yen was Y112.1 against the U.S. dollar and Y131.1 against the euro, which was 7.3% higher against the U.S. dollar and 9.7% lower against the euro, compared with the average rates for the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating revenue ("sales") and operating income obtained by applying the yen's average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the fiscal year. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP"). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.
    Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.
    Note III: Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. Also, in the Network Application and Content Service Sector ("NACS"), expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with this realignment, results for the previous fiscal year have been reclassified to conform to the presentation of the current fiscal year.
    Note IV: During the fourth quarter ended March 31, 2004, the average value of the yen was Y106.3 against the U.S. dollar and Y132.6 against the euro, which was 9.8% higher against the U.S. dollar and 5.1% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year.

    Rewarding Shareholders
    Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony's policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.
    A year-end cash dividend of Y12.5 ($0.12) per share of Sony Corporation common stock was approved at the Board of Directors meeting held on April 26, 2004 and will be payable on June 1, 2004. Sony Corporation has already paid an interim dividend of Y12.5 per share to each shareholder; accordingly, the total annual cash dividend per share is Y25.0.
    Regarding shares of subsidiary tracking stock issued in Japan by Sony Corporation, Sony Communication Network Corporation ("SCN") has been working to manage its operations so as to expand cash flow, fully solidify its financial base, and increase its retained earnings to aggressively expand its business to strengthen its foundation and respond to the quickly expanding Internet market. For these reasons, SCN does not plan to distribute earnings to SCN shareholders for the time being. As such, Sony Corporation will continue its policy of not paying dividends to shareholders of the subsidiary tracking stock.

    Numbers of Employees
    Although employees were reduced through restructuring activities, due to an increase at manufacturing facilities in Asia, primarily in China, the number of employees at the end of March 2004 was approximately 162,000, an increase of approximately 900 from the end of March 2003. Approximately 3,600 employees in Japan who left Sony on March 31, 2004, through the early retirement program and other means, are counted as a part of this total.

    Outlook for the Fiscal Year ending March 31, 2005

                                                                 Change from
                                                                previous year
      Sales and operating revenue             Y7,550 billion          +1%
      Operating income                           160 billion         +62
      Income before income taxes                 160 billion         +11
      Net income                                 100 billion         +13
      Capital expenditures (additions to
       fixed assets)                            Y410 billion          +8%
      Depreciation and amortization*             370 billion          +1
      (Depreciation expenses for tangible
       assets)                                  (290 billion)        (+1)
      * Including amortization of intangible assets and amortization of deferred insurance acquisition costs.
      Research and development expenses          550 billion          +7%

    Assumed exchange rates: approximately Y105 to the U.S. dollar, approximately Y125 to the euro.
    During the fiscal year, primarily in the Electronics segment, restructuring expenses of approximately Y130 billion are expected to be incurred across the Sony Group (Y168.1 billion in restructuring expenses were recorded in the fiscal year ended March 31, 2004).
    During the fiscal year, approximately $100 million is expected to be recorded as equity in net income from InterTrust Technologies Corporation, an equity affiliate of Sony. This equity in net income includes the proceeds from the settlement of a patent-related suit against another company and is included in the above net income forecast.

    The forecast for each business segment is as follows:

    Electronics
    Sales of products such as digital still cameras, flat panel televisions and DVD recorders are expected to continue to increase, resulting in an anticipated increase in overall sales of the segment, despite an expected decrease in sales of CRT televisions. Operating income is expected to increase due to the increase in sales and the benefit of restructuring activities undertaken in the previous fiscal year, despite an anticipated appreciation of the yen and an expected increase in research and development expenses.
    From the fiscal year ending March 31, 2005, research and development expenses associated with process technologies, including those technologies used in the Game segment, will be recorded in the Electronics segment, due to an integration of the semiconductor businesses in the Electronics and Game segments.

    Game
    Although software production shipments are expected to remain unchanged year on year, production shipments of PS one and PS 2 hardware are expected to decrease compared with the previous year, resulting in a decrease in sales for the segment. Although a portion of research and development expenses will be recorded in the Electronics segment, as described above, operating income is expected to decrease due to continued investment in products such as the PSP handheld entertainment system and the next generation computer entertainment system.

    Music
    Sales are expected to decrease due to an anticipated continued contraction of the market for music and a reduction in the unit price of DVDs in the manufacturing division. However, due to factors such as the benefits of restructuring activities already carried out, operating income is expected to increase.

    Pictures
    Sales are expected to decrease due to the absence of the significant television revenues in the fiscal year ended March 31, 2004. However, operating income is expected to remain unchanged primarily due to the contribution of films scheduled for release during the year, most notably Spider-Man 2.

    Financial Services
    Although an increase in insurance-in-force is expected at Sony Life, a decrease in insurance revenue is expected due to a change, at Sony Life, in the recognition method of insurance premiums received on certain products from being recorded as revenue to being offset against the related provision for future insurance policy benefits. A decrease in operating income is also expected because valuation gains from marketable securities are not included in the forecast.

    Semiconductor capital expenditures
    Capital expenditures on semiconductors (in the Electronics and Game segments) during the fiscal year are expected to amount to Y190 billion (actual amount in the fiscal year ended March 31, 2004 was Y175 billion). Of that amount, Y120 billion is expected to be spent for the installation of semiconductor production equipment designed for next generation broadband microprocessors (actual amount in the fiscal year ended March 31, 2004 was Y69 billion).

    Cautionary Statement
    Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology, and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics and Music segments; (v) Sony's ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment);
(vii) the success of Sony's joint ventures and alliances; and (viii) the risk of being able to obtain regulatory approval and successfully form a jointly owned recorded music company with BMG. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

   Business Segment Information
                           (Millions of yen, millions of U.S. dollars)
                                         Year ended March 31
    Sales and operating
     revenue                 2003         2004          Change      2004
    Electronics
     Customers           Y4,543,313   Y4,758,400         +4.7%     $45,754
     Intersegment           397,137      138,995                     1,336
     Total                4,940,450    4,897,395         -0.9       47,090

    Game
     Customers              936,274      753,732        -19.5        7,247
     Intersegment            18,757       26,488                       255
     Total                  955,031      780,220        -18.3        7,502

    Music
     Customers              512,908      487,457         -5.0        4,687
     Intersegment            84,598       72,431                       697
     Total                  597,506      559,888         -6.3        5,384

    Pictures
     Customers              802,770      756,370         -5.8        7,273
     Intersegment                 0            0                         0
     Total                  802,770      756,370         -5.8        7,273

    Financial Services
     Customers              509,398      565,752        +11.1        5,440
     Intersegment            27,878       27,792                       267
     Total                  537,276      593,544        +10.5        5,707

    Other
     Customers              168,970      174,680         +3.4        1,680
     Intersegment           137,323      155,712                     1,497
     Total                  306,293      330,392         +7.9        3,177

    Elimination            (665,693)    (421,418)           -       (4,052)
    Consolidated total   Y7,473,633   Y7,496,391         +0.3%     $72,081

     Electronics intersegment amounts primarily consist of transactions with the Game business.
     Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
     Other intersegment amounts primarily consist of transactions with the Electronics business.

    Operating income (loss)   2003         2004        Change        2004
     Electronics            Y41,380     Y(35,298)          -        $(339)
     Game                   112,653       67,578       -40.0%         650
     Music                   (7,867)      18,995           -          182
     Pictures                58,971       35,230       -40.3          339
     Financial Services      22,758       55,161      +142.4          530
     Other                  (24,983)     (10,030)          -          (96)
     Total                  202,912      131,636       -35.1        1,266

     Unallocated corporate
      expenses and
      elimination           (17,472)     (32,734)          -         (315)
     Consolidated total    Y185,440      Y98,902       -46.7%        $951

    Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. In the NACS, expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with these realignments, results for the previous year have been reclassified to conform to the presentation for the current year.
    In the quarter ended December 31, 2003, regarding Sony Life, the recognition method of insurance premiums received on certain products was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in the year ended March 31, 2004, by Y30.8 billion. This change did not have a material effect on operating income.


                                  (Millions of yen, millions of U.S. dollars)

                                    Three months ended March 31 (Unaudited)
    Sales and operating revenue    2003        2004        Change       2004
     Electronics
      Customers                 Y995,663   Y1,104,378      +10.9%     $10,619
      Intersegment                29,632        7,825                      75
      Total                    1,025,295    1,112,203       +8.5       10,694

    Game
     Customers                   163,715      121,436      -25.8        1,168
     Intersegment                  3,623        5,301                      51
     Total                       167,338      126,737      -24.3        1,219

    Music
     Customers                   124,358      119,139       -4.2        1,145
     Intersegment                 17,707       14,966                     144
     Total                       142,065      134,105       -5.6        1,289

    Pictures
     Customers                   187,240      236,602      +26.4        2,275
     Intersegment                      0            0                       0
     Total                       187,240      236,602      +26.4        2,275

    Financial Services
     Customers                   140,142      144,679       +3.2        1,391
     Intersegment                  7,258        7,462                      72
     Total                       147,400      152,141       +3.2        1,463

    Other
     Customers                    43,246       45,957       +6.3          442
     Intersegment                 40,975       42,655                     410
     Total                        84,221       88,612       +5.2          852

    Elimination                  (99,195)     (78,209)         -         (752)
    Consolidated total        Y1,654,364   Y1,772,191       +7.1%     $17,040

     Electronics intersegment amounts primarily consist of transactions with the Game business.
     Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
     Other intersegment amounts primarily consist of transactions with the Electronics business.

    Operating income (loss)        2003         2004       Change        2004
      Electronics              Y(116,144)   Y(133,364)         -      $(1,282)
      Game                        13,631       (6,886)         -          (66)
      Music                      (12,443)      (5,576)         -          (54)
      Pictures                     8,089       36,634     +352.9%         352
      Financial Services           3,113       17,192     +452.3          165
      Other                       (9,587)      (6,343)         -          (61)
      Total                     (113,341)     (98,343)         -         (946)

      Unallocated corporate
       expenses and elimination   (3,126)     (11,413)         -         (109)
      Consolidated total       Y(116,467)   Y(109,756)         -      $(1,055)

     Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. In the NACS, expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with these realignments, results for the previous year have been reclassified to conform to the presentation for the current year.
    In the quarter ended December 31, 2003, regarding Sony Life, the recognition method of insurance premiums received on certain products was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in the quarter ended March 31, 2004, by Y15.3 billion. This change did not have a material effect on operating income.


    Electronics Sales and Operating Revenue to Customers by Product Category
                            (Millions of yen, millions of U.S. dollars)
                                       Year ended March 31
    Sales and operating
     revenue                 2003         2004        Change        2004
     Audio                 Y682,517     Y623,582         -8.6%      $5,996
     Video                  851,064      948,111        +11.4        9,116
     Televisions            950,166      917,207         -3.5        8,819
     Information and
      Communications        836,724      834,757         -0.2        8,027
     Semiconductors         204,710      253,237        +23.7        2,435
     Components             527,782      623,799        +18.2        5,998
     Other                  490,350      557,707        +13.7        5,363
     Total               Y4,543,313   Y4,758,400         +4.7%     $45,754

                                Three months ended March 31 (Unaudited)
    Sales and operating
     revenue                 2003         2004        Change        2004
     Audio                 Y133,555     Y121,460         -9.1%      $1,168
     Video                  153,197      197,456        +28.9        1,899
     Televisions            203,035      213,794         +5.3        2,056
     Information and
      Communications        214,822      208,816         -2.8        2,008
     Semiconductors          52,453       66,163        +26.1          636
     Components             131,128      159,464        +21.6        1,533
     Other                  107,473      137,225        +27.7        1,319
     Total                 Y995,663   Y1,104,378        +10.9%     $10,619

    The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing with the first quarter ended June 30, 2003, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been reclassified. The primary changes are as follows:

     Main Product     Previous Product Category     New Product Category
     Set-top box          "Televisions"                       "Video"
     Computer display     "Information and Communications"    "Televisions"
     LCD television       "Information and Communications"    "Televisions"
     CRT                  "Components"                        "Televisions"


    Geographic Segment Information
                                   (Millions of yen, millions of U.S. dollars)
                                              Year ended March 31
    Sales and operating revenue    2003         2004       Change       2004
     Japan                      Y2,093,880   Y2,220,747     +6.1%      $21,353
     United States               2,403,946    2,121,110    -11.8        20,395
     Europe                      1,665,976    1,765,053     +5.9        16,972
     Other Areas                 1,309,831    1,389,481     +6.1        13,361
     Total                      Y7,473,633   Y7,496,391     +0.3%      $72,081

                                     Three months ended March 31 (Unaudited)
    Sales and operating revenue    2003         2004       Change       2004
     Japan                        Y517,933     Y549,960     +6.2%       $5,288
     United States                 481,747      492,729     +2.3         4,738
     Europe                        363,360      406,956    +12.0         3,913
     Other Areas                   291,324      322,546    +10.7         3,101
     Total                      Y1,654,364   Y1,772,191     +7.1%      $17,040

    Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.


     Consolidated Statements of Income
                                   (Millions of yen, millions of U.S. dollars,
                                             except per share amounts)
                                               Year ended March 31
                                 2003        2004         Change %      2004
    Sales and operating revenue:
      Net sales              Y6,916,042  Y6,883,478                   $66,187
      Financial service revenue 509,398     565,752                     5,440
      Other operating revenue    48,193      47,161                       454
                              7,473,633   7,496,391        +0.3        72,081

    Costs and expenses:
      Cost of sales           4,979,421   5,058,205                    48,637
      Selling, general and
       administrative         1,782,367   1,798,239                    17,291
      Financial service
       expenses                 486,464     505,550                     4,861
      Loss on sale, disposal
       or impairment of
       assets, net               39,941      35,495                       341
                              7,288,193   7,397,489                    71,130


    Operating income            185,440      98,902       -46.7           951

    Other income:
      Interest and dividends     14,441      18,756                       180
      Royalty income             32,375      34,244                       329
      Foreign exchange gain, net  1,928      18,059                       174
      Gain on sale of securities
       investments, net          72,552      11,774                       113
      Gain on issuances of
       stock by subsidiaries
       and equity investees           -       4,870                        47
      Other                      36,232      34,587                       333
                                157,528     122,290                     1,176


    Other expenses:
      Interest                   27,314      27,849                       268
      Loss on devaluation of
       securities investments    23,198      16,481                       159
      Other                      44,835      32,795                       315
                                 95,347      77,125                       742

    Income before income taxes  247,621     144,067       -41.8         1,385

     Income taxes                80,831      52,774                       507


    Income before minority
     interest, equity in net
     income (loss) of affiliated
     companies and cumulative
     effect of an accounting
     change                     166,790      91,293       -45.3           878

      Minority interest in
       income of consolidated
       subsidiaries               6,581       2,379                        23

      Equity in net income
       (loss) of affiliated
       companies                (44,690)      1,714                        16

    Income before cumulative
     effect of an accounting
     change                     115,519      90,628       -21.5           871

      Cumulative effect of an
      accounting change(2004:
      Net of income taxes of
      Y0 million)                     -      (2,117)                      (20)

    Net income                 Y115,519     Y88,511       -23.4          $851


    Per share data:
     Common stock
      Income before cumulative
       effect of an accounting
       change
       - Basic                  Y125.74      Y98.26       -21.9         $0.94
       - Diluted                 118.21       93.00       -21.3          0.89
      Net income
       - Basic                   125.74       95.97       -23.7          0.92
       - Diluted                 118.21       90.88       -23.1          0.87
     Subsidiary tracking stock
      Net income (loss)
       - Basic                   (41.98)     (41.80)          -         (0.40)


    Additional Paid-in Capital and Retained Earnings
    The following information shows change in additional paid-in capital for the year ended March 31, 2003 and 2004 and change in retained earnings for the year ended March 31, 2003 and 2004.
    Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

                                   (Millions of yen, millions of U.S. dollars)
                                               Year ended March 31
                                         2003         2004            2004
    Additional Pain-in Capital:
      Balance, beginning of year       Y968,223     Y984,196          $9,463
      Conversion of convertible bonds       172        3,988              38
      Exchange offerings                 15,791        5,409              52
      Reissuance of treasury stock           10         (776)             (7)
      Balance, end of year             Y984,196     Y992,817          $9,546

                                   (Millions of yen, millions of U.S. dollars)
                                               Year ended March 31
                                         2003         2004            2004
    Retained Earnings:
      Balance, beginning of year     Y1,209,262    1,301,740         $12,517
      Net income                        115,519       88,511             851
      Cash dividends                    (23,022)     (23,138)           (222)
      Common stock issue costs, net
       of tax                               (19)         (53)             (1)
      Balance, end of year           Y1,301,740   Y1,367,060         $13,145

    Consolidated Statements of Income (Unaudited)
                              (Millions of yen, millions of U.S. dollars,
                                        except per share amounts)
                                       Three months ended March 31
                                    2003        2004       Change %     2004
    Sales and operating revenue:
      Net sales                Y1,503,150   Y1,615,836                $15,537
      Financial service revenue   140,142      144,679                  1,391
      Other operating revenue      11,072       11,676                    112
                                1,654,364    1,772,191       +7.1      17,040
    Costs and expenses:
      Cost of sales             1,140,533    1,238,300                 11,907
      Selling, general and
       administrative             476,883      495,378                  4,763
      Financial service expenses  137,013      126,385                  1,215
      Loss on sale, disposal or
       impairment of assets, net   16,402       21,884                    210
                                1,770,831    1,881,947                 18,095

    Operating income (loss)      (116,467)    (109,756)         -      (1,055)

    Other income:
      Interest and dividends        4,280        5,388                     52
      Royalty income               10,129       10,389                    100
      Foreign exchange gain, net        -        7,588                     73
      Gain on sale of securities
       investments, net             1,682           28                      0
      Gain on issuances of stock
       by subsidiaries and equity
       investees                        -        3,951                     38
      Other                        11,560        8,139                     78
                                   27,651       35,483                    341

    Other expenses:
      Interest                      7,251        7,179                     69
      Loss on devaluation of
       securities investments       5,273        3,931                     38
      Foreign exchange loss, net      264            -                      -
      Other                        18,138        8,190                     79
                                   30,926       19,300                    186

    Income (loss) before income
     taxes                       (119,742)     (93,573)         -        (900)

      Income taxes                (23,412)     (50,498)                  (486)

    Income (loss) before minority
     interest, equity in net
     income (loss) of affiliated
     companies                    (96,330)     (43,075)         -        (414)

      Minority interest in income
        (loss) of consolidated
        subsidiaries                  (90)         557                      6

    Equity in net income (loss)
     of affiliated companies      (14,904)       5,477                     53

    Net income (loss)           Y(111,144)    Y(38,155)         -       $(367)

    Per share data:
     Common stock
      Net income (loss)
       - Basic                   Y(120.47)     Y(41.23)         -      $(0.40)
       - Diluted                  (120.47)      (41.23)         -       (0.40)
     Subsidiary tracking stock
      Net income (loss)
       - Basic                     (69.86)      (13.12)         -       (0.13)


    Consolidated Balance Sheets
                                   (Millions of yen, millions of U.S. dollars)
                                                     March 31
                       ASSETS           2003            2004          2004
    Current assets:
      Cash and cash equivalents      Y713,058        Y849,211        $8,165
      Time deposits                     3,689           4,662            45
      Marketable securities           241,520         274,748         2,642
      Notes and accounts receivable,
       trade                        1,117,889       1,123,863        10,806
      Allowance for doubtful
       accounts and sales returns    (110,494)       (112,674)       (1,083)
      Inventories                     625,727         666,507         6,409
      Deferred income taxes           143,999         125,532         1,207
      Prepaid expenses and other
       current assets                 418,826         431,506         4,149
                                    3,154,214       3,363,355        32,340

    Film costs                        287,778         256,740         2,469

    Investments and advances:
      Affiliated companies            111,510          86,253           829
      Securities investments and
       other                        1,882,613       2,426,697        23,334
                                    1,994,123       2,512,950        24,163

    Property, plant and equipment:
      Land                            188,365         189,785         1,825
      Buildings                       872,228         930,983         8,952
      Machinery and equipment       2,054,219       2,053,085        19,741
      Construction in progress         60,383          98,480           947
      Less-Accumulated depreciation(1,896,845)     (1,907,289)      (18,340)
                                    1,278,350       1,365,044        13,125
    Other assets:
      Intangibles, net                258,624         248,010         2,385
      Goodwill                        290,127         277,870         2,672
      Deferred insurance acquisition
       costs                          327,869         349,194         3,358
      Deferred income taxes           328,091         203,203         1,954
      Other                           451,369         514,296         4,944
                                    1,656,080       1,592,573        15,313
                                   Y8,370,545      Y9,090,662       $87,410

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Short-term borrowings         Y124,360          Y91,260          $878
      Current portion of long-term
       debt                           34,385          326,450         3,139
      Notes and accounts payable,
       trade                         697,385          778,773         7,488
      Accounts payable, other and
       accrued expenses              864,188          812,175         7,809
      Accrued income and other taxes 109,199           57,913           557
      Deposits from customers in the
       banking business              248,721          378,851         3,643
      Other                          356,810          479,486         4,610
                                   2,435,048        2,924,908        28,124

    Long-term liabilities:
      Long-term debt                 807,439          834,956         8,028
      Accrued pension and severance
       costs                         496,174          368,382         3,542
      Deferred income taxes          159,079           96,193           925
      Future insurance policy
       benefits and other          1,914,410        2,178,626        20,948
      Other                          255,478          286,737         2,758
                                   3,632,580        3,764,894        36,201

    Minority interest in
     consolidated subsidiaries        22,022           22,858           220

    Stockholders' equity:
      Capital stock                  476,278          480,267         4,618
      Additional paid-in capital     984,196          992,817         9,546
      Retained earnings            1,301,740        1,367,060        13,145
      Accumulated other
       comprehensive income         (471,978)        (449,959)       (4,327)
      Treasury stock, at cost         (9,341)         (12,183)         (117)
                                   2,280,895        2,378,002        22,865
                                  Y8,370,545       Y9,090,662       $87,410

    Consolidated Statements of Cash Flows
                                   (Millions of yen, millions of U.S. dollars)
                                                Year ended March 31
                                       2003             2004           2004
    Cash flows from operating
     activities:
     Net income                     Y115,519          Y88,511          $851
     Adjustments to reconcile net
      income to net cash provided
       by operating activities
      Depreciation and amortization,
       including amortization of
       deferred insurance acquisition
       costs                         351,925          366,269         3,522
      Amortization of film costs     312,054          305,786         2,940
      Accrual for pension and
       severance costs, less payments 37,858           35,562           342
      Loss on sale, disposal or
       impairment of assets, net      39,941           35,495           341
      Gain on sales of securities
       investments, net              (72,552)         (11,774)         (113)
      Deferred income taxes          (98,016)         (34,445)         (331)
      Equity in net (income) losses
       of affiliated companies,
       net of dividends               46,692            1,732            17
      Cumulative effect of an
       accounting change                   -            2,117            20
      Changes in assets and liabilities:
       (Increase) decrease in notes
        and accounts receivable,
        trade                        174,679          (63,010)         (606)
       (Increase) decrease in
        inventories                   36,039          (78,656)         (756)
       Increase in film costs       (317,953)        (299,843)       (2,883)
       Increase (decrease) in notes
        and accounts payable, trade  (58,384)          93,950           903
       Increase (decrease) in
        accrued income and other
        taxes                         14,637          (46,067)         (443)
       Increase in future insurance
        policy benefits and other    233,992          264,216         2,541
       Increase in deferred
        insurance acquisition costs  (66,091)         (71,219)         (685)
       (Increase) decrease in other
        current assets                29,095          (34,991)         (336)
       Increase in other current
        liabilities                   26,205           44,772           431
      Other                           48,148           34,230           328
          Net cash provided by
           operating activities      853,788          632,635         6,083

    Cash flows from investing activities:
     Payments for purchases of fixed
      assets                        (275,285)        (427,344)       (4,109)
     Proceeds from sales of fixed
      assets                          25,711           33,987           327
     Payments for investments and
      advances by financial service
      business                    (1,012,508)      (1,167,945)      (11,231)
     Payments for investments and
      advances (other than financial
      service business)             (123,839)         (33,329)         (320)
     Proceeds from sales of
      securities investments,
      maturities of marketable
      securities and collections
      of advances by financial
      service business               529,395          791,188         7,607
     Proceeds from sales of
      securities investments,
      maturities of marketable
      securities and collections
      of advances (other than
      financial service business)    148,977           35,521           342
     (Increase) decrease in time
      deposits                         1,124           (1,456)          (14)
     Cash assumed upon acquisition
      by stock exchange offering           -            3,634            35
     Gain on issuances of stock by
      subsidiaries                         -            3,952            38
       Net cash used in investing
        activities                  (706,425)        (761,792)       (7,325)

    Cash flows from financing
     activities:
     Proceeds from issuance of
      long-term debt                  12,323          267,864         2,575
     Payments of long-term debt     (238,144)         (32,042)         (308)
     Decrease in short-term
      borrowings                      (7,970)         (57,708)         (555)
     Increase in deposits from
      customers in the banking
      business                       142,023          129,874         1,249
     Dividends paid                  (22,871)         (23,106)         (222)
     Other                            21,505           28,401           273
       Net cash provided by (used in)
        financing activities         (93,134)         313,283         3,012

    Effect of exchange rate changes
     on cash and cash equivalents    (24,971)         (47,973)         (461)

    Net increase in cash and cash
     equivalents                      29,258          136,153         1,309
    Cash and cash equivalents at
     beginning of the fiscal year    683,800          713,058         6,856

    Cash and cash equivalents at
     end of the fiscal year         Y713,058         Y849,211        $8,165

    (Notes)
    1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y104 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2004.

    2. As of March 31, 2004, Sony had 1,048 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 66 affiliated companies.

    3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary's subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony's net income for the period.

        Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months and the year ended March 31, 2003 and 2004 mainly resulted from convertible bonds. No additional shares were included in the computation of diluted net loss per share for the three months ended March 31, 2003 and 2004 because to do so would have been antidilutive.

    Weighted-average shares                          (Thousands of shares)
                                                      Year ended March 31
                                                      2003           2004
    Income before cumulative effect of an accounting
     change and net income
      - Basic                                       919,706        923,650
      - Diluted                                     998,591      1,000,215

    Weighted-average shares                          (Thousands of shares)
                                                   Three months ended March 31
                                                      2003           2004
    Net income
      - Basic                                       920,814        924,439
      - Diluted                                     920,814        924,439

        Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and the year ended March 31, 2003 and 2004 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

    4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income (loss) and comprehensive income (loss) for the three months and the year ended March 31, 2003 and 2004 were as follows:

                                                   (Millions of yen,
                                                 millions of U.S. dollars)
                           Year ended March 31     Three months ended March 31
                        2003        2004    2004      2003       2004    2004
    Net income (loss) Y115,519    Y88,511    $851  Y(111,144) Y(38,155) $(367)
    Other comprehensive
     income (loss):
     Unrealized gains
      (losses) on
      Securities        (5,339)    52,292     503      2,834    21,385    206
     Unrealized gains
     (losses) on
      derivative
      instruments       (4,082)     4,193      40       (668)    1,302     13
      Minimum pension
       liabilities
      Adjustments     (110,636)    93,415     898   (110,636)   95,611    919
      Foreign currency
       translation
       adjustments     (76,328)  (127,881) (1,229)    25,387   (27,752)  (267)
                      (196,385)    22,019     212    (83,083)   90,546    871
    Comprehensive
     income (loss)    Y(80,866)  Y110,530  $1,063  Y(194,227)  Y52,391   $504

    5. On April 1, 2002, Sony adopted FAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS No.144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS No.144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of the provision of FAS No.144 did not have a material impact on Sony's results of operations and financial position for the year ended March 31, 2003.

    6. In April 2002, the Financial Accounting Standards Board ("FASB") issued FAS No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections". This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony's results of operations and financial position.

    7. In June 2002, the FASB issued FAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". FAS No.146 is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No.146 addresses financial accounting and reporting for costs associated with exit or disposal activities. Sony adopted FAS No.146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony's results of operations and financial position.

    8. In November 2002, the FASB issued FASB Interpretation ("FIN") No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34". The interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The initial recognition and initial measurement provisions of FIN No.45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No.45 did not have a material effect on Sony's results of operations and financial position as at and for the year ended
        March 31, 2003.

    9. In December 2002, the FASB issued FAS No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No.123". FAS No.148 amends FAS No.123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS No.148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Sony adopted the disclosure-only requirements in accordance with FAS No.148 for the year ended March 31, 2003. Sony has accounted for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" and, therefore, the adoption of the provisions of FAS No.148 did not have an impact on Sony's results of operations and financial position.

    10. Effective with the first quarter ended June 30, 2003, "(Gain) loss on sale, disposal or impairment of assets, net" which was previously included in "Selling, general and administrative" is disclosed separately in "Costs and expenses". Such amounts for the three months and the year ended March 31, 2003 have been reclassified to conform to the presentation for this year.

    11. Adoption of New Accounting Standards

        Consolidation of Variable Interest Entities

        In January 2003, the FASB issued FIN No.46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No.51", and the revised FIN No.46 was issued in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity ("VIE"). FIN No.46 is effective immediately for all new VIEs created or acquired after January 31, 2003. Sony has not entered into any new arrangements with VIEs on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No.46 must be adopted by the end of the third quarter of the year ending March 31, 2004, with early adoption from the second quarter encouraged. For VIEs acquired prior to February 1, 2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE will be recognized as a cumulative effect of accounting change. For VIEs created or acquired prior to February 1, 2003, Sony adopted FIN No.46 on July 1, 2003. As a result of the adoption of FIN No.46, Sony recognized Y2,117 million ($20 million) of loss as the cumulative effect of accounting change. Additionally, Sony's assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by Y95,255 million ($916 million) and Y97,950 million ($942 million), respectively, as well as cash and cash equivalents of Y1,521 million ($15 million).

        Accounting for Asset Retirement Obligations

        In June 2001, the FASB issued FAS No.143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Sony adopted FAS No.143 on April 1, 2003. The adoption of FAS No.143 did not have a material impact on Sony's results of operations and financial position.

        Multiple Element Revenue Arrangements

        In November 2002, the FASB issued Emerging Issues Task Force ("EITF") Issue No.00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF Issue No.00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Sony adopted EITF Issue No.00-21 on July 1, 2003. The adoption of EITF Issue No.00-21 did not have a material impact on Sony's results of operations and financial position.

        Derivative Instruments and Hedging Activities

        In April 2003, the FASB issued FAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No.133. Sony adopted FAS No.149 on July 1, 2003. The adoption of FAS No.149 did not have an impact on Sony's results of operations and financial position.

        Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the FASB issued FAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS No.150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sony adopted FAS No.150 on April 1, 2003. The adoption of FAS No.150 did not have an impact on Sony's results of operations and financial position.

    Other Consolidated Financial Data
                                   (Millions of yen, millions of U.S. dollars)
                                                Year ended March 31
                                    2003        2004        Change       2004
    Capital expenditures
     (additions to property,
      plant and equipment)       Y261,241    Y378,264       +44.8%     $3,637
    Depreciation and
     amortization expenses*       351,925     366,269        +4.1       3,522
    (Depreciation expenses for
     tangible assets)            (279,476)   (286,911)      (+2.7)     (2,759)
    Research and development
     expenses                     443,128     514,483       +16.1       4,947

                                            Three months ended March 31
                                    2003        2004        Change       2004
    Capital expenditures
     (additions to property,
      plant and equipment)        Y76,610    Y109,582       +43.0%     $1,054
    Depreciation and amortization
     expenses*                     96,241      99,339        +3.2         955
    (Depreciation expenses for
     tangible assets)             (74,340)    (76,485)      (+2.9)       (735)
    Research and development
     expenses                     131,379     140,368        +6.8       1,350

    * Including amortization expenses for intangible assets and for deferred insurance acquisition costs

    Condensed Financial Services Financial Statements (Unaudited)

    The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.
    Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

                              (Millions of yen, millions of U.S. dollars)
    Condensed Statements
     of Income                            Year ended March 31

    Financial Services          2003        2004       Change %       2004

    Financial service
     revenue                  Y537,276   Y593,544        +10.5       $5,707
    Financial service expenses 514,518    538,383         +4.6        5,177
    Operating income            22,758     55,161       +142.4          530
    Other income (expenses),
     net                        (1,282)     1,958            -           19
    Income before income taxes  21,476     57,119       +166.0          549
    Income taxes and other      13,071     22,975        +75.8          221
    Net income                  Y8,405    Y34,144       +306.2         $328


                              (Millions of yen, millions of U.S. dollars)

                                          Year ended March 31
    Sony without Financial
     Services                   2003        2004       Change %       2004

    Net sales and operating
     revenue                Y6,974,980 Y6,939,964         -0.5      $66,730
    Costs and expenses       6,811,292  6,896,377         +1.2       66,311
    Operating income           163,688     43,587        -73.4          419
    Other income (expenses),
     net                        67,846     52,746        -22.3          507
    Income before income taxes 231,534     96,333        -58.4          926
    Income taxes and other     120,089     30,916        -74.3          297
    Income before cumulative
     effect of an accounting
     change                    111,445     65,417        -41.3          629
    Cumulative effect of an
     accounting change               -     (2,117)           -          (20)
    Net income                Y111,445    Y63,300        -43.2         $609


                              (Millions of yen, millions of U.S. dollars)

                                          Year ended March 31
    Consolidated                2003        2004       Change %       2004

    Financial service
     revenue                  Y509,398   Y565,752        +11.1       $5,440
    Net sales and operating
     revenue                 6,964,235  6,930,639         -0.5       66,641
                             7,473,633  7,496,391         +0.3       72,081
    Costs and expenses       7,288,193  7,397,489         +1.5       71,130
    Operating income           185,440     98,902        -46.7          951
    Other income (expenses),
     net                        62,181     45,165        -27.4          434
    Income before income taxes 247,621    144,067        -41.8        1,385
    Income taxes and other     132,102     53,439        -59.5          514
    Income before cumulative
     effect of an accounting
     change                    115,519     90,628        -21.5          871
    Cumulative effect of an
     accounting change               -     (2,117)           -          (20)
    Net income                Y115,519    Y88,511        -23.4         $851


                               (Millions of yen, millions of U.S. dollars)

    Condensed Statements of Income      Three months ended March 31

    Financial Services          2003        2004       Change %       2004

    Financial service revenue Y147,400    Y152,141        +3.2       $1,463
    Financial service expenses 144,287     134,949        -6.5        1,298
    Operating income             3,113      17,192      +452.3          165
    Other income (expenses), net 1,173         (92)          -           (1)
    Income before income taxes   4,286      17,100      +299.0          164
    Income taxes and other       3,751       7,103       +89.4           68
    Net income                    Y535      Y9,997     +1768.6          $96

                                (Millions of yen, millions of U.S. dollars)

                                        Three months ended March 31
    Sony without Financial
     Services                   2003        2004       Change %       2004

    Net sales and operating
     revenue                Y1,517,775  Y1,630,452        +7.4      $15,677
    Costs and expenses       1,636,881   1,757,683        +7.4       16,900
    Operating income (loss)   (119,106)   (127,231)          -       (1,223)
    Other income (expenses),
     net                        (4,533)     16,551           -          159
    Income (loss) before income
     taxes                    (123,639)   (110,680)          -       (1,064)
    Income taxes and other     (11,977)    (62,419)          -         (600)
    Net income (loss)        Y(111,662)   Y(48,261)          -        $(464)


                                (Millions of yen, millions of U.S. dollars)

                                        Three months ended March 31

    Consolidated                2003        2004       Change %       2004

    Financial service revenue Y140,142    Y144,679        +3.2       $1,391

    Net sales and operating
     revenue                 1,514,222   1,627,512        +7.5       15,649

                             1,654,364   1,772,191        +7.1       17,040

    Costs and expenses       1,770,831   1,881,947        +6.3       18,095

    Operating income (loss)   (116,467)   (109,756)          -       (1,055)

    Other income (expenses),
     net                        (3,275)     16,183           -          155

    Income (loss) before income
     taxes                    (119,742)    (93,573)          -         (900)

    Income taxes and other      (8,598)    (55,418)          -         (533)

    Net income (loss)        Y(111,144)   Y(38,155)          -        $(367)


    Condensed Balance Sheets
                                (Millions of yen, millions of U.S. dollars)

    Financial Services                               March 31

                   ASSETS              2003            2004          2004
    Current assets:
      Cash and cash equivalents     Y274,543        Y256,316        $2,465
      Marketable securities          236,621         270,676         2,603
      Notes and accounts receivable,
       trade                          68,188          72,273           695
      Other                          105,593         100,433           965
                                     684,945         699,698         6,728

    Investments and advances       1,731,415       2,274,510        21,870
    Property, plant and equipment     45,990          40,833           393
    Other assets:
      Deferred insurance acquisition
       costs                         327,869         349,194         3,358
      Other                          106,900         110,804         1,065
                                     434,769         459,998         4,423
                                  Y2,897,119      Y3,475,039       $33,414

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Short-term borrowings          Y72,753         Y86,748          $834
      Notes and accounts payable,
       trade                           5,417           7,847            75
      Deposits from customers in
       the banking business          248,721         378,851         3,643
      Other                           88,986         175,357         1,686
                                     415,877         648,803         6,238

    Long-term liabilities:
      Long-term debt                 140,908         135,811         1,306
      Accrued pension and severance
       costs                           8,737          10,183            98
      Future insurance policy
       benefits and other          1,914,410       2,178,626        20,948
      Other                          104,421         126,349         1,216
                                   2,168,476       2,450,969        23,568

    Stockholders' equity             312,766         375,267         3,608
                                  Y2,897,119      Y3,475,039       $33,414


                                (Millions of yen, millions of U.S. dollars)

    Sony without Financial Services
                                                    March 31
                  ASSETS              2003            2004           2004
    Current assets:
      Cash and cash equivalents     Y438,515        Y592,895        $5,700
      Marketable securities            4,899           4,072            39
      Notes and accounts receivable,
       trade                         943,073         943,590         9,073
      Other                        1,117,453       1,151,879        11,077
                                   2,503,940       2,692,436        25,889

    Film costs                       287,778         256,740         2,469
    Investments and advances         383,004         358,629         3,448
    Investments in Financial
     Services, at cost               166,905         176,905         1,701
    Property, plant and equipment  1,232,359       1,324,211        12,732
    Other assets                   1,251,810       1,251,901        12,038
                                  Y5,825,796      Y6,060,822       $58,277

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Short-term borrowings         Y126,687        Y352,459        $3,389
      Notes and accounts payable,
       trade                         693,589         773,221         7,435
      Other                        1,245,578       1,190,563        11,448
                                   2,065,854       2,316,243        22,272

    Long-term liabilities:
      Long-term debt                 802,911         832,540         8,005
      Accrued pension and severance
       costs                         487,437         358,199         3,444
      Other                          310,136         348,946         3,355
                                   1,600,484       1,539,685        14,804

    Minority interest in
     consolidated subsidiaries        16,288          17,554           169
    Stockholders' equity           2,143,170       2,187,340        21,032
                                  Y5,825,796      Y6,060,822       $58,277


                                  (Millions of yen, millions of U.S. dollars)

    Consolidated                                     March 31

                     ASSETS            2003            2004          2004
    Current assets:
      Cash and cash equivalents     Y713,058        Y849,211        $8,165
      Marketable securities          241,520         274,748         2,642
      Notes and accounts
       receivable, trade           1,007,395       1,011,189         9,723
      Other                        1,192,241       1,228,207        11,810
                                   3,154,214       3,363,355        32,340

    Film costs                       287,778         256,740         2,469
    Investments and advances       1,994,123       2,512,950        24,163
    Property, plant and equipment  1,278,350       1,365,044        13,125
    Other assets:
      Deferred insurance acquisition
       costs                         327,869         349,194         3,358
      Other                        1,328,211       1,243,379        11,955
                                   1,656,080       1,592,573        15,313
                                  Y8,370,545      Y9,090,662       $87,410

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Short-term borrowings         Y158,745        Y417,710        $4,016
      Notes and accounts payable,
       trade                         697,385         778,773         7,488
      Deposits from customers in
       the banking business          248,721         378,851         3,643
      Other                        1,330,197       1,349,574        12,977
                                   2,435,048       2,924,908        28,124

    Long-term liabilities:
      Long-term debt                 807,439         834,956         8,028
      Accrued pension and severance
       costs                         496,174         368,382         3,542
      Future insurance policy
       benefits and other          1,914,410       2,178,626        20,948
      Other                          414,557         382,930         3,683
                                   3,632,580       3,764,894        36,201

    Minority interest in
     consolidated subsidiaries        22,022          22,858           220
    Stockholders' equity           2,280,895       2,378,002        22,865
                                  Y8,370,545      Y9,090,662       $87,410


                                   (Millions of yen, millions of U.S. dollars)
    Condensed Statements of Cash Flows       Year ended March 31

    Financial Services                 2003            2004          2004

    Net cash provided by operating
     activities                     Y314,764        Y241,627        $2,323
    Net cash used in investing
     activities                     (516,663)       (401,550)       (3,860)
    Net cash provided by financing
     activities                      149,207         141,696         1,362
    Net decrease in cash and cash
     equivalents                     (52,692)        (18,227)         (175)
    Cash and cash equivalents at
     beginning of the fiscal year    327,235         274,543         2,640
    Cash and cash equivalents at
     end of the fiscal year         Y274,543        Y256,316        $2,465

                                   (Millions of yen, millions of U.S. dollars)
                                             Year ended March 31
    Sony without Financial Services    2003            2004          2004

    Net cash provided by operating
     activities                     Y544,051        Y401,090        $3,856
    Net cash used in investing
     activities                     (185,883)       (352,496)       (3,389)
    Net cash provided by (used in)
     financing activities           (251,247)        153,759         1,478
    Effect of exchange rate changes
     on cash and cash equivalents    (24,971)        (47,973)         (461)
    Net increase in cash and cash
     equivalents                      81,950         154,380         1,484
    Cash and cash equivalents at
     beginning of the fiscal year    356,565         438,515         4,216
    Cash and cash equivalents at end
     of the fiscal year             Y438,515        Y592,895        $5,700

                                   (Millions of yen, millions of U.S. dollars)
                                             Year ended March 31
    Consolidated                       2003            2004          2004

    Net cash provided by operating
     activities                     Y853,788        Y632,635        $6,083
    Net cash used in investing
     activities                     (706,425)       (761,792)       (7,325)
    Net cash provided by (used in)
     financing activities            (93,134)        313,283         3,012
    Effect of exchange rate changes
     on cash and cash equivalents    (24,971)        (47,973)         (461)
    Net increase in cash and cash
     equivalents                      29,258         136,153         1,309
    Cash and cash equivalents at
     beginning of the fiscal year    683,800         713,058         6,856
    Cash and cash equivalents at
     end of the fiscal year         Y713,058        Y849,211        $8,165

SONY [LOGO]

                                                           6-7-35 Kita-shinagawa
                                                           Shinagawa-ku
                                                           Tokyo, 141-0001 Japan
News & Information
================================================================================
No.04-018E               Subsidiary Tracking Stock
                         Sony Communication Network Corporation      [LOGO]
2004/4/26                Consolidated Financial Results for the      So-net
                         Fiscal year ended March 31, 2004
15:00

      Sony Communication Network Corporation (hereinafter, the "SCN"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the year ended March 31, 2004 (the period from April 1, 2003 to March 31, 2004).

      These results are based on the generally accepted accounting standards of Japan.

o For FY2003 results, although there was an increase in broadband subscribers, there was an intensification of competition for subscribers. As a result, there was an operating loss. During the year ended March 31, 2004, sales decreased 1.6%, compared with the year ended March 31, 2003, to 38,166 million yen. An operating loss of 870 million yen and an ordinary loss of 911 million yen were recorded. Net loss for the year under review was 412 million yen.

o So-net subscribers total 2.3 million, including 550,000 broadband subscribers. The SCN maintained the level of 2.3 million subscribers reached at the end of the previous fiscal year. The number of broadband subscribers, mainly of ADSL, reached 550,000, an increase by 31% over the end of the previous fiscal year.

o Fiscal Year 2004 Forecast: expected turn towards profitability due to an expected increase in sales of Internet-related services and expected cost reductions. Regarding the Forecast of Consolidated Results for the year ending March 31, 2005, sales are expected to reach 40,000 million yen, an increase of 4.8%, as a result of a rise in revenue per subscriber due to an increase in the proportion of broadband subscribers, especially of FTTH subscribers, and an increase in Internet-related services. In terms of profitability, with judicious management of customer acquisition costs (such as marketing and sales promotion expenses) and reductions, begun in the prior year, of communication line expenses through integration of access points, it is expected that operating income of 100 million yen, ordinary income of 100 million yen, and net income of 50 million yen will be recorded. Furthermore, at the end of the year ending March 31, 2005, it is estimated that the number of So-net subscribers will reach 2.35 million, of which the SCN aims for over 700,000 to be broadband subscribers.

Consolidated Results for the year ended March 31, 2004         (Millions of Yen)

                                                 Year ended March 31
                                         2003           2004        Change (%)
Sales                                   38,795         38,166         (1.6)
Operating income (loss)                    472           (870)          --

Ordinary income (loss)                      96           (911)          --

Net income (loss)                          (16)          (412)          --

[Operating Results and Financial Condition]

      a. Operating Results

Summary of Consolidated Operations

      During the year under review, the Japanese economy showed signs of moderate economic growth. Factors in the economic background included a correction in the strength of the yen, an improvement in corporate profitability, and an improving trend in individual consumption.

      Under these economic conditions, in the Internet sector, the number of Internet users in Japan was over 36 million as of March 2004, an increase of about 6 million from the year earlier period. Within that total, as the transition from narrowband to broadband continued, the number of broadband users passed 14 million users (including ADSL, FTTH, and CATV), an increase of about
4.7 million. (Data according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.)

      In this business environment, the SCN, in addition to strengthening its broadband connection services and broadband content services, began offering a portal service for televisions.

      Furthermore, in order to acquire new subscribers, the SCN aggressively implemented new subscriber promotions in cooperation with carriers, such as a campaign offering three months of free broadband. As a result, the SCN was able to maintain the March 2003 level of 2.3 million subscribers, and within that, the number of broadband subscribers reached 550,000 (including users of such services as "Flets" which is operated by regional NTT East and NTT West Corporations).

      Under these circumstances, sales for the SCN for the year ended March 31, 2004 decreased 1.6% to 38,166 million yen, compared with sales of 38,795 million yen in the year ended March 31, 2003. Although there was a sales increase related to a rise in broadband subscribers, and an increase in the sales of subsidiaries, there were negative impacts from a decrease in narrowband subscribers and free-promotion campaigns.

      Regarding profitability, despite lower costs for communication lines as a result of access point integration, reduced expenses for outsourcing thanks to efficiency improvements at call centers, and improvements in profitability at consolidated subsidiaries, there were increases in costs related to the creation of broadband content and increased expenses for subscriber acquisition, such as sales promotion campaigns. As a result, an operating loss of 870 million yen was recorded, compared with operating income of 472 million yen in the prior fiscal year.

      Furthermore, equity losses of 30 million yen, compared with 437 million yen in the prior year, were recorded due to affiliated companies accounted for by the equity method--Label Gate Co., Ltd. and DeNA Co., Ltd. As a result, an ordinary loss of 911 million yen was recorded, compared with ordinary income of 96 million yen in the prior fiscal year.

      Under extraordinary gain, gain on issuance of stock by equity investee of 613 million yen and gain on sale of investment in affiliate of 81 million yen were recorded. However, under extraordinary loss, write-off of goodwill of 84 million yen, loss on revaluation of investments in other securities of 90 million yen, and loss on impairment of long-lived assets relating to decided withdrawal from certain operations of 87 million yen were recorded.

      An income tax current expense of 16 million yen and income tax deferred benefit of 163 million yen were recorded. As a result, net loss during the year under review was 412 million yen, compared with a net loss of 16 million yen in the prior fiscal year.

Sales by Category

Year ended March 31, 2004

----------------------------------------------------------------------------------------------------------------------------
                                     Year ended March                      Year ended March                     Year-on-
                                     31, 2003              Percentage      31, 2004             Percentage      year change
                                     (millions of yen)    of total (%)     (millions of yen)   of total (%)         (%)
----------------------------------------------------------------------------------------------------------------------------
  Operating      Internet                      32,245             83.1               30,731            80.5           (4.7)
  revenue        provider
                 services
                ------------------------------------------------------------------------------------------------------------
                 Internet-                      5,161             13.3                6,523            17.1           26.4
                 related
                 services
----------------------------------------------------------------------------------------------------------------------------
  Merchandise sales                             1,389              3.6                  912             2.4          (34.3)
----------------------------------------------------------------------------------------------------------------------------
  Total                                        38,795            100.0               38,166           100.0           (1.6)
----------------------------------------------------------------------------------------------------------------------------

The three-months ended March 31, 2004

----------------------------------------------------------------------------------------------------------------------------
                                                                           Three months
                                     Year ended March                      ended March                          Year-on-
                                     31, 2003              Percentage      31, 2004             Percentage      year change
                                     (millions of yen)    of total (%)     (millions of yen)   of total (%)         (%)
----------------------------------------------------------------------------------------------------------------------------
  Operating      Internet                       7,762             81.8                7,491          78.3             (3.5)
  revenue        provider
                 services
                ------------------------------------------------------------------------------------------------------------
                 Internet-                      1,355             14.3                1,812          19.0             33.8
                 related
                 services
----------------------------------------------------------------------------------------------------------------------------
  Merchandise sales                               371              3.9                  260           2.7            (30.0)
----------------------------------------------------------------------------------------------------------------------------
  Total                                         9,488            100.0                9,562         100.0              0.8
----------------------------------------------------------------------------------------------------------------------------

 *Operating revenue*

ISP services

      In this category, the SCN has focused on broadband and worked to enrich its areas of service, including ADSL and FTTH offerings as well as newly established services such as wireless. Also, in the areas of high-value added connection services, the SCN has started an FTTH service that offers an IP telephone service, So-net Phone.

      o     Connection Services

            o     FTTH (expanded cooperation with carriers)

                  o So-net Hikari (Chubu Electric) access "commuf@" service started

                  o     UCOM home service started

                  o     "B Flets" Family Pack started

                  o So-net Hikari (TEPCO (Tokyo Electric)) apartment service established

            o     ADSL (high-speed/area expansion)

                  o     1M, 40M courses started

                  o     156GC starts operation in FY03. (total 873GC)

            o     Mobile Wireless LAN (service start)

                  o     MVNO bitwarp PDA course started

      o     Valued-added Connection Services

            o     So-net Phone (for B Flets, TEPCO, UCOM)

      As a result, sales of ISP services for the year ended March 31, 2004 were 30,731 million yen, a decrease of 4.7% compared with the prior fiscal year. Such sales accounted for 80.5% of total sales, a decrease of 2.6 points. This reflected the free sales promotion campaigns throughout the year, although there was a rise in revenue per subscriber thanks to an increase in the proportion of broadband subscribers.

Internet-related services

      In this category, the SCN worked to efficiently manage its content offerings through careful selection of businesses, while continuing to actively develop and introduce broadband contents.

      o     Broadband contents

            o     Launch of  online  jukebox  "Wonder  Juke"  and  "Wonder  Juke
                  Classic"

            o     Korean   dramas   "Truth"  and  "Secret"   (Internet   and  CS
                  broadcasting)

      o     Start of service for television

            o     Offering of portal services for Plasma Wega and AirBoard

      o Encourage more intense usage by diversification of payment methods for subscription content

            o     eMoney "Edy" settlement

            o     Safe and simple settlement by "eLIO" credit card

      Sales of consolidated subsidiaries (excluding sales related to Merchandise sales) increased and as a result, sales in this category during the year under review increased 26.4% to 6,523 million yen. Sales in this category accounted for 17.1% of total sales, an increase of 3.8 points.

*Merchandise sales*

      In this category, sales for the year ended March 31, 2004 were 912 million yen, a decrease of 34.3% compared with the prior fiscal year. Such sales accounted for 2.4% of total sales, a decrease of 1.2 points. The decrease was a result of the decline of sales of the broadband unit for PlayStation 2, which had strong sales during the prior year, as well as of the Sony-made broadband AV Router "HN-RT1" and "PostPet v.3" software.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

      The SCN includes the following four consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., So-net M3 U.S.A. Corp.(hereinafter "M3 U.S.A.), and Skygate, Co., Ltd. Affiliated companies accounted for by the equity method include Label Gate Co., Ltd. and DeNA Co., Ltd. During the year under review, equity losses were held to 30 million yen, compared to 437 million during the prior fiscal year, due to continued profitability throughout the year at DeNA Co., Ltd.

      Of these, M3 U.S.A. was established in November and began marketing activities for the purpose of beginning services of its "MR-kun" site in the United States.

      On the other hand, So-net Sports.com Corp. and Skygate, Co., Ltd. saw satisfactory performance in some areas, but from a profitability standpoint, harsh conditions continued.

      Furthermore, liquidation of Drivegate Inc., which had operated used-car related sites, was completed in March 2004.

      b. Analysis of Financial Conditions

      Assets, Liabilities, Capital Accounts

      At the end of the year ended March 31, 2004, assets were 13,001 million yen, a decrease of 1,050 million yen from the end of the year ended March 31, 2003. This was primarily due to a decrease of 1,230 million yen in current assets.

      The decrease in current assets was mainly due to decreases in the combined amounts of deposits in Sony group company and cash and bank deposits of 1,202 million yen and a decrease in inventories of 149 million yen. Non-current assets increased 180 million yen. This increase was mainly a result of an increase in long-term loans, software, and recognition of deferred tax assets related to net operating losses, offset somewhat by a decrease in amortization of goodwill and loss on impairment of certain investments in others.

  On the other hand, at the end of the year ended March 31, 2004, liabilities had decreased by 668 million yen compared with the end of the year ended March 31, 2003. This resulted from a decrease in current liabilities of 713 million yen and an increase in long-term liabilities of 45 million yen. The main factor in the decrease in current liabilities was a repayment of long-term debt of 800 million yen to Sony Corp.

  Total stockholders' equity decreased by 408 million yen. This was due to a recording of net loss of 412 million yen during the year under review.

      Cash Flow

      Cash and cash equivalents were 2,182 million yen at the end of the year ended March 31, 2004, a decrease of 1,202 million yen from the end of the prior fiscal year. During the year under review, the SCN generated 129 million yen of cash in operating activities, used 529 million yen of cash in investing activities, and used 800 million yen of cash in financing activities.

      *Cash flows from operating activities*

      During the year ended March 31, 2004, regarding cash flows from operating activities, the SCN generated 129 million yen, largely worse than during the year ended March 31, 2003 when the SCN generated 2,077 million yen. This was mainly due to an increase in net loss before income taxes from 269 million yen in the prior fiscal year to 534 million yen in the year under review; an increase in accounts payable, trade of 36 million yen during the year under review, compared with 460 million yen in the prior fiscal year; and a decrease in accrued expenses of 199 million yen compared with an increase of 176 million yen during the prior fiscal year. Also, net loss before income taxes during the year under review included gain on issuance of stock by equity investee of 613 million yen as a non-cash earning, compared with none the prior fiscal year, and equity in net losses of affiliated companies of 30 million yen as a non-cash charge, compared with 437 million yen in the prior fiscal year.

      *Cash flows from investing activities*

      During the year ended March 31, 2004, regarding cash flows from investing activities, the SCN used only 529 million yen, while during the year ended March 31, 2003, the SCN used 1,993 million yen. Factors influencing a decrease in net cash out flows from investing activities of the year under review compared with those of the prior fiscal year included a reduction in payment for securities investment in from 1,134 million yen in the prior fiscal year to 122 million yen during the year under review. Also, outlays for acquisition of intangible assets such as connection services and e-commerce related systems were 971 million yen, compared with outlays of 620 million yen in the prior fiscal year, and proceeds from repayment of loans to affiliated companies were 749 million yen during the year under review.

      *Cash flows from financing activities*

      During the year ended March 31, 2004, regarding cash flows from financing activities, the SCN used 800 million yen, while during the year ended March 31, 2003, the SCN used 1,340 million yen. During the year under review, this reflected the repayment of long-term debt to Sony Corp.

--------------------------------------------------------------------------------
For inquiries, please contact:
Sony Corp., IR Office
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001     Tel:(03) 5448-2180
Tokyo 141-0001
www.sony.co.jp/IR/

Sony Communication Network Corporation, IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001     Tel:(03) 3446-7210
Tokyo 141-0001
www.so-net.ne.jp/corporation/IR/

Condensed Consolidated Statements of Income

For the year ended March 31, 2004                              (Millions of yen)

                                                                                   Year ended March 31
                                                                  2003                     2004                 Change
                                                            -----------------      -------------------          ------
Sales                                                                  38,795                   38,166          (1.6%)
Cost of sales                                                          22,725                   23,569
Gross profit                                                           16,070                   14,598
Selling, general and administrative expenses                           15,598                   15,468
Operating income (loss)                                                   472                     (870)           --%
Non-operating income                                                      117                      261
Non-operating expenses
   Equity in net loss of affiliated companies                 437                       30
   Other                                                       57         493          271         302
Ordinary income (loss)                                                     96                     (911)           --%
Extraordinary gain
   Gain on issuance of stock by equity investee                 0                      613
    Gain on sale of investment in affiliate                    --           0           81         695
Extraordinary loss
   Loss on revaluation of investments in other securities     251                       90
   Loss on issuance of stock by equity investee                --                        1
   Loss on withdrawal from certain operations                  --                       56
   Loss on impairment of ling-lived assets                     --                       87
   Write off of goodwill                                       --                       84
   Loss from lease cancellation due to service
   integration and re-examination                             114         365           --         318
Net income (loss) before income taxes                                    (269)                    (534)           --%
Income tax current                                            128                       16
Income tax deferred                                          (332)       (204)        (163)       (147)
Minority interests in loss (earnings) of consolidated                      49                      (25)
subsidiaries
Net income (loss)                                                         (16)                    (412)           --%

For the three-months ended March 31, 2004                      (Millions of Yen)

                                                                               Three-months ended March 31
                                                                  2003                     2004               Change
                                                            -----------------      -------------------          ------
Sales                                                                   9,488                    9,562           0.8%
Cost of sales                                                           5,730                    5,763
Gross profit                                                            3,758                    3,799
Selling, general and administrative expenses                            4,259                    3,743
Operating income (loss)                                                  (501)                      56            --%
Non-operating income                                                       55                       53
Non-operating expenses
   Equity in net loss of affiliated companies                 163                       26
   Other                                                      (9)         154           77         103
Ordinary income (loss)                                                  (599)                        6            --%

Extraordinary loss

   Loss on issuance of stock by equity investee                --                        0
   Loss on revaluation of investments in other securities     251                       62
   Loss on withdrawal from certain operations                  --                        2
   Loss on impairment of ling-lived assets                     --                       87
   Write off of goodwill                                       --                       84
   Loss from lease cancellation due to service
   integration and re-examination                             114         365           --         235
Net income (loss) before income taxes                                    (964)                    (229)           --%
Income tax current                                           (341)                     (70)
Income tax deferred                                          (310)       (651)         (15)        (85)
Minority interests in loss (earnings) of consolidated                      21                       (5)
subsidiaries
Net income (loss)                                                        (293)                    (320)           --%

Condensed Consolidated Balance Sheets

                                                                                                                   (Millions of yen)

                                                                                       March 31           March 31
 ASSETS                                                                                  2003               2004              Change
                                                                                       --------           --------           -------
Current assets                                                                           8,594              7,363            (1,230)
   Cash and bank deposit                                                                   517                840               324
   Notes and account receivable, trade                                                   3,803              3,891                89
   Inventories                                                                             278                130              (149)
   Deposits in Sony group company                                                        2,867              1,342            (1,526)
   Deferred tax assets                                                                     472                356              (117)
   Other                                                                                   704                828               124
   Allowance for bad debt                                                                  (47)               (23)               24
Non-current assets                                                                       5,458              5,637               180
   Property, plant and equipment                                                           349                256               (92)
        Furniture and fixtures                                                             232                162               (71)
        Other                                                                              116                 94               (22)
   Intangible assets                                                                     2,465              2,263              (202)
        Software                                                                         1,141              1,286               145
        Goodwill                                                                         1,104                708              (395)
        Other                                                                              220                269                49
   Investment and other assets                                                           2,644              3,118               474
        Investments in affiliates and others                                             1,618              1,495              (123)
        Deferred tax assets                                                                498                773               275
        Other                                                                              527                849               322
                                                                                       -------            -------            ------
Total assets                                                                            14,051             13,001            (1,050)
                                                                                       -------            -------            ------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities                                                                      5,880              5,167              (713)
   Account payable, trade                                                                2,428              2,463                36
   Current portion of long-term borrowing from parent                                      800                 --              (800)
   Company
   Accrued expense                                                                       1,889              1,711              (179)
   Accrued income taxes                                                                    127                197                71
   Accrued bonuses                                                                         217                239                22
   Accrued customer incentive program                                                       --                 81                81
   Other                                                                                   419                475                56
Long-term liabilities                                                                       94                140                45
   Accrued severance costs for employees                                                    65                 93                28
   Accrued severance indemnities for directors                                              29                 47                17
Total liabilities                                                                        5,974              5,306              (668)
                                                                                       -------            -------            ------
Minority interest                                                                           33                 58                25
                                                                                       -------            -------            ------
   Common stock                                                                          5,246              5,246                --
   Additional paid-in capital                                                            4,765              4,765                --
   Retained earnings (accumulated losses)                                               (1,961)            (2,373)             (412)
   Unrealized exchange losses of investment securities                                      (6)                --                 6
   Foreign currency translation adjustments                                                 --                 (1)               (1)
                                                                                       -------            -------            ------
Total stockholders' equity                                                               8,044              7,636              (408)
                                                                                       -------            -------            ------
Total liabilities and stockholders' equity                                              14,051             13,001            (1,050)
                                                                                       -------            -------            ------

Consolidated Statements of Additional Paid-in Capital and Retained Earnings and Accumulated Losses

                                                               (millions of yen)
--------------------------------------------------------------------------------
                             Item                Year ended         Year ended
                                               March 31, 2003     March 31, 2004

Additional Paid-in Capital
     Balance at the beginning of the year          4,765               4,765
     Balance at the end of the year                4,765               4,765
--------------------------------------------------------------------------------
Retained Earnings (Accumulated Losses)
     Balance at the beginning of the year         (1,945)             (1,961)
     Increase
          Net loss                                    16                 412
     Balance at the end of the year               (1,961)             (2,373)
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flow

For the year ended March 31, 2004                                                     (Millions of yen)

                                                                                Year ended March 31
                                                                              2003               2004
                                                                            --------           --------
I. Cash flows from operating activities
         Net income(loss) before income taxes                                 (269)              (534)
         Depreciation and amortization                                         773                836
         Loss on impairment of ling-lived assets                                --                 87
         Amortization for goodwill                                             311                311
         Write-off of goodwill                                                  --                 84
         Gain on issuances of stock by equity investee                          (0)              (613)
         Loss on issuance of stock by equity investee                           --                  1
         Equity in net loss of affiliated companies                            437                 30
         Loss on revaluation of investments in other securities                251                 90
         Gain on sale of investments in affiliate                               --                (81)
         Loss on withdrawal from certain operations                             --                 56
         Increase (decrease) in accrued bonuses                                (25)                22
         Increase in accrued severance costs for employees                      23                 28
         Increase in accrued severance indemnities for directors                13                 17
         Increase (decrease) in allowance for bad debt                          19                (24)
       Increase in accrued customer incentive program                           --                 81
         Interest and dividend income                                           (8)                (9)
         Interest expenses                                                       7                  3
         Loss on disposal of tangible fixed assets                              47                 93
         Loss on sales of tangible fixed assets                                 --                 10
         Gain on sales of tangible fixed assets                                 --                 (1)
         (Increase) decrease in account receivable, trade                      184                (89)
         (Increase) decrease in inventories                                   (214)               149
         Increase in other current assets                                     (141)              (136)
         Increase in accounts payable, trade                                   460                 36
         Increase (decrease) in accrued expenses                               176               (199)
         Increase in other current liabilities                                 161                 61
                                                                            ------               ----
     Sub Total                                                               2,207                309
                                                                            ------               ----
         Receipt of interest and dividends                                       8                  9
         Payments for interest                                                  (7)                (3)
         Payments for income taxes                                            (131)              (186)
                                                                            ------               ----
    Net cash provided by operating activities                                2,077                129
                                                                            ------               ----

                                                                                                      (Millions of yen)
                                                                                        Year ended March 31

                                                                                      2003                2004
 II. Cash flows from investing activities
        Payment for securities investment                                                (1,134)                (122)
        Proceeds from sales of securities investment                                         --                  231
        Payment for acquisition of fixed assets                                            (51)                  (37)
        Proceeds from sales of fixed assets                                                   7                    4
        Payment for acquisition of intangible assets                                      (620)                 (971)
        Proceeds from sales of intangible assets                                             20                    0
        Payment for deposits                                                               (43)                   (4)
        Proceeds from deposits                                                              101                    1
        Payments for long-term prepaid expenses                                            (32)                 (203)
        Net cash increase resulting from acquiring subsidiary                                30                   --
        Payments for loan                                                                 (271)                 (178)
        Repayment of loan                                                                    --                  749
                                                                                         ------               ------
     Net cash used in investing activities                                               (1,993)                (529)
                                                                                        ------                  ----
 III. Cash flows from financing activities
          Decrease in short-term borrowing                                                 (140)                  --
            Payments of long-term debt                                                   (1,200)                (800)
                                                                                         ------               ------
     Net cash used in financing activities                                               (1,340)                (800)
                                                                                         ------               ------
 IV.    Effect of exchange rate difference on cash and cash equivalents                      --                   (1)
 V.    Decrease in cash and cash equivalents                                             (1,257)              (1,202)
 VI.   Cash and cash equivalents at beginning of year                                     4,641                3,384
                                                                                         ------               ------
 VII.  Cash and cash equivalents at end of the period                                     3,384                2,182
                                                                                         ======               ======

(Notes)
      1.    Consolidated  financial statements of the SCN Group are based on the
            standards   conforming  with  the  Generally   Accepted   Accounting
            Principles in Japan.

(For reference)

                                                                                    (Millions of yen)

                                                 Fiscal year ended      Fiscal year ended      Change
                                                 March 31, 2003         March 31, 2004         (%)
Increase in fixed assets                                     44                     32         (27.5)
Increase in intangible assets                               562                    942          67.5
Depreciation of fixed assets*                               133                    110         (17.2)
Amortization of intangible assets*                          602                    657           9.3


                                                 Three-months ended     Three-months ended     Change
                                                 March 31, 2003         March 31, 2004         (%)
Increase in fixed assets                                       11                 2            (80.5)
Increase in intangible assets                                 124               197              58.4
Depreciation of fixed assets*                                  34                35               1.6
Amortization of intangible assets*                            142               164              15.4

* Includes extraordinary depreciation of fixed assets, which is included in loss on decided withdrawal from certain operations, and loss on impairment of ling-lived assets (excluding those related to leased assets).

Strategy and Outlook

(a) Basic management aims

      Since starting Internet connection services under the name of "So-net" in January of 1996, the SCN has strived to offer a new style of network services. The SCN offers various services including a gratifying communications environment and uniquely appealing contents.

      Going forward, aiming towards the creation of corporate value and new growth in the 21st century, the SCN has raised up since October 2002 its new slogan "Sony Fun Broadband," based on a recognition of the importance of strengthening cooperation within the Sony Group in the expanding Internet market. This expresses the intention of the SCN to offer customers services including Sony Group electronic devices and game, music, pictures, and financial services in a broadband Internet environment that is truly always connected. This is the SCN management's basic aim.

      Also, during the year under review, the SCN worked to deepen its services such as by offering a service aimed at televisions.

(b) Basic policy for distribution of earnings

      The SCN believes that as well as working to establish and strengthen its corporate foundation, it must also work to aggressively respond to the Internet marketplace, which is characterized by rapid growth in demand for always-on broadband connections and intensifying competition to acquire share. The SCN believes that in order to rapidly ready businesses that respond to these trends, it should manage its operations by expanding cash flow, and by fully solidifying its financial base and retained earnings. For these reasons, for the time being, the SCN does not plan to distribute earnings to SCN shareholders.

(c) The view about the reduction in an investment unit

      The reduction in an investment unit is not examined.

(d) Current challenges

      Given the business environment in the Internet world that is shifting towards dedicated-line broadband connections, the SCN is working to increase the satisfaction of customers, including the continuous protection of customer information, and is striving to make the advance of broadband the focus of its greatest efforts.

      In terms of individual business areas, the SCN is carrying out the following activities:

      a) ISP services

      SCN connection services include a variety of user offerings such as dial-up connections, wireless, ADSL, and FTTH. In the area of FTTH services, which are particularly expected to spread in the future, the SCN is cooperating with NTT, TEPCO, Chubu Electric, and U's Communications Corp. to cope with different customers' area, residential departmentalization, and charges. By offering a wide selection of services, such as those aimed at televisions as well as personal computers, the SCN intends to expand further its subscriber base.

      b) Content and services

      By cooperating with the Sony Group, the SCN aims to develop and offer contents and services focused on broadband, including services aimed at televisions. For content and other services, the SCN is striving to increase the revenue and profitability of content by integrating content, e-commerce, and advertising in a way that fully takes into account the degree of use, profitability, and page views.

      c) Cooperation with the Sony Group

      The SCN is working to cooperate with the Sony Group in terms of Sony electronic devices and "So-net" connection services and payment and settlement platforms. The SCN intends to deepen cooperation with the Sony Group, as will be reflected in new products and services. Already, the SCN is striving to strengthen cooperation with the Sony Group by starting a service aimed at televisions.

      d) Investment aims

      The SCN is seizing the challenge to focus on investments in content and services aimed at dedicated-line broadband. The SCN aims to carry out investments for the planning and development of content and services, their procurement and aggregation, and the acquisition of distribution rights, whether internally, by subsidiaries, or by affiliated companies, while at the same time, working to move forward with future investments by clearly setting out profitability and investment objectives.

      e) Securing customers' private information

      Since its establishment, the SCN has aggressively strived to keep customers' private information secure by organizing an independent internal unit for that area and by establishing a monitoring system for when operations-related customer information is acquired and distributed. Furthermore, in November 1999, the SCN achieved the "Privacy Mark" for protection of customer information, the first in the industry to pass this hurdle. Also, the SCN established an Information Security Management System
(ISMS) which in June 2003 attained international certification (BS7799-2:2002) as well as conformation with domestic ISMS standards. In this way, the SCN is working towards a system that sufficiently manages and protects consumers' private information.

      (e) Fundamental policies regarding corporate governance and related measures, implementation

      In regards to the corporate governance of the SCN, the basic aims of the Sony Group are as follows.

      The SCN is a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation. As a subsidiary of Sony Corporation, which in actuality has 100% of the voting rights, matters at the SCN's General Shareholders' Meeting are all controlled by Sony Corporation. Furthermore, through the directors' nominations at the General Shareholders' Meeting, Sony Corporation indirectly controls the board of directors of the SCN.

      On the other hand, the directors of Sony Corporation have a fiduciary duty to Sony Corporation and bear a responsibility to work to maximize the corporate value of Sony Corporation, which includes the SCN and the other individual companies of the Sony Group. In view of the definition of the SCN as within the Sony Group, measures to maximize the corporate value of Sony Corporation and measures to maximize the corporate value of the SCN can be thought of as parallel in many cases. However, in situations where within the Sony Group there is the possibility of competition with the SCN as well as cases where the supply of the Sony Group's limited management resources is to those businesses, then it cannot be denied that there is the possibility that there will be cases where the interests of the overall Sony Group and the interests of the SCN are not parallel. In such a case, as a result of working to maximize the corporate value of the overall Sony Group including the SCN, there is the possibility of a negative impact on the corporate value of the SCN, stemming from such a limitation on a growth opportunity of the SCN.

      Based on these possibilities, Sony Corporation has established the following basic aims regarding the SCN.

i) Basic management aims of the Sony Corporation Board of Directors

o     Indicators of management judgment:

      One role of the Board of Directors of Sony Corporation is to coordinate the interests within the Group and carry out management judgment to maximize corporate value of the overall Sony Group. When the case arises that the interests of the SCN and another subsidiary or business unit of Sony Corporation are in conflict, then it is the aim to carry out an appropriate decision that maximizes the corporate value of the Sony Group and does not unreasonably harm the interests of the shareholders.

o Distribution of business opportunities and management resources, dealing with competing businesses:

      When  carrying  out  the  distribution  of  business   opportunities   and
management resources within the Group, the Board of Directors of Sony Corporation aims to carry out appropriate management decisions, examining whether to distribute to the SCN or another Group business so that the interests of the entire Sony Group can be increased.

      Furthermore, in the development of future businesses, in the case that there exists businesses within the group where their operations replicate that of the SCN, and that it is thought that the competition is having a major impact on the corporate value of the entire Sony Group, then the board of directors and the management entities involved will work to properly adjust the matter.

o     Matters for Sony Corporation's Prior Approval:

      As for matters relating to SCN management, the SCN Board of Directors carries out decisions of its intentions, but for important matters relating to the management of the entire Sony Group, before the SCN carries out its operational intentions, it must get the approval of Sony Corporation.

      For example, matters which fall under this category include something which greatly affects the corporate value of the Sony Group, where there is necessary close cooperation with Sony Corporation or a Sony Group business, or when there is concern that something will be contrary to profitability within the Group.

ii) Relationship of Sony Corporation and the SCN

o     Dividend policy of the SCN:

      Under the set terms of the articles of incorporation, Sony Corporation may pay a dividend for the tracking stock where the dividend amount is that which the SCN Board of Directors has proposed as a distribution of the SCN's earnings. The dividend policy of the SCN is decided by the SCN's Board of Directors. The approval beforehand of Sony Corporation is not necessary.

o     Disclosure of the SCN:

      As long as the subsidiary tracking stock is listed, Sony Corporation plans to disclose the financial information of the SCN each quarter, while also disclosing the financial accounts of the SCN in Sony Corporations's Yuka Shoken Hokokusho and Hanki Hokokusho (annual and semi-anual financial reports), as is in accordance with the law.

iii) Summary of implementation of measures relating to corporate governance of the SCN:

      The SCN, as a corporation which has adopted the auditing system, has a total of seven directors, including four outside directors. There are also three auditors, all of whom are elected outside auditors. The outside directors include three from Sony Corp. and one from Sony Music Entertainment (Japan) Inc., which is an affiliated company of Sony Corp. The outside auditors include two from Sony Corp. (of which one is a full-time auditor) and one from Sony Finance International, Inc., which is a shareholder of the SCN. With this system of outside directors and auditors, the SCN aims for a corporate governance structure characterized by "checks and balances."

      Also, the executive officer system has been introduced within the SCN, and in total there are eight officers. Within those are three directors who serve concurrently as executive officers, and five who are full-time executive officers.

(f) Fundamental policies regarding relations with related parties (such as parent company)

      i) Regarding personnel issues

      Regarding personnel issues with Sony Corp., for directors it is as stated above in (e)"iii." For employees, the SCN is defined as being within the Sony Group and predicated on the viewpoint of securing human resources and maintaining flexibility with human resources.

      ii) Regarding transactional relations

      Sony Corp., in terms of the entire Sony Group, works to use the capital of the Sony Group companies by concentrating resources (concentration of cash scheme), with the goal of more advantageously using working capital. The SCN as well is part of this scheme and deposits its funds with the affiliated company Sony Global Treasury Services PLC. As of the end of March 2004, the transactions of each Sony Group company had been set forth in "Transactional Relations between Related Parties."

      iii) Regarding contracts related to trademarks and patents, and royalties

      The SCN's brands that it uses for its services, such as "So-net" and "Smash" are trademarks that belong to Sony Corp. The SCN has contracted with Sony Corp. regarding exclusive usage rights to the trademarks for "So-net" and "Smash." Also, while making use of extensive patent assets held by Sony Corp., in order to minimize the possibility of litigation by other companies for patent rights infringement, there are contracts for comprehensive cross-licensing with Sony Corp. for patents and other intellectual property.

(g) Other important items regarding company management

      Recently, society has begun to look critically at industries that manage customer private data, such as the transfer of subscriber data. This is a trend not just limited to the industries that are related to the SCN's activities.

      The SCN took the lead before other companies in November 1999 in setting up a mechanism for a system for securing individuals' private data and achieved the JIS standard for protection of consumer data, the "Privacy Mark." The SCN places the handling of customers' private data in a privacy manager in each division. At the same time, the SCN has established a central department for integrating company-wide privacy policies. With this department as the center, the SCN carries out thorough employee education and implements, through each of the privacy managers, the most appropriate management methods for private data. In this way, the SCN is working to keep customers' private data secure on an ongoing basis.

(h) Risk management

      At the present time, the main risk factors for the SCN are as follows:

      i) The business environment in which the SCN operates

      The SCN is not merely an Internet service provider, but it is a business which offers a wide-range of services including contents and such. For that reason, the SCN competes with various other companies in areas including not just Internet connection services, but also communications services, broadcasting services, and other areas. Competition is intense, especially in the area of Internet connection services, such as FTTH and ADSL. It is possible that the SCN's revenue and profitability will decline as a result of competition stemming from these areas. In addition, there is also the possibility that there may be unavoidable expenses related to price competition or the building of market share, such as marketing and promotion costs. There is the possibility that there will be a large negative impact on the SCN's financial performance.

ii) Revenue structure

      The proportion of the SCN's total sales that stem from connection services was 80.5% during the year ended March 31, 2004. The profitability of these connection services is greatly impacted by such factors as trends in the number of subscribers, cost trends for such services (such as expenses related to promotional campaigns), and developments in communication line costs. Furthermore, given these circumstances where a majority of revenue is dependent on connection services, it is expected that those unpredictable factors will impact SCN's financial results in the future.

iii) Legal environment for the Internet

      The SCN's Internet connection service business is impacted by regulations based on the Telecommunication Business Law. In addition, while regulations from such laws as the Unauthorized Computer Access Law and the ISP Law do not directly impact Internet-related businesses, there are regulations that indirectly concern communication methods such as the Internet. Also, in the unfolding area of e-commerce, laws protecting consumers such as the Consumer Contract Act, the Specific Commercial Transaction Act, Act about payment in installments ,Antique business Act, and the Act against Unjustifiable Premiums and Misleading Representations involve regulations that impact the SCN. If the SCN were to violate any of these laws, the reputation of the SCN might be damaged, and there could be a negative impact on future operations. Also, there is the possibility of having to establish a structure for observing new laws if there were revisions in these laws.

      Also, there is the possibility of unavoidable circumstances where the SCN has to bear some legal risk. A legal judgment, including the jurisdiction or legal basis for such, against the SCN cannot be accurately forecast, such as in the case that some kind of legal trouble were to arise in the business operations of the SCN.

      Furthermore, there is the possibility of restrictions on future operations of the SCN, in terms of laws and regulations in countries, including Japan, in regards to the Internet and e-commerce.

iv) Possibility of infringement upon intellectual property

      Given that the SCN develops businesses related to the Internet, there is the possibility that there could be infringement on other companies' intellectual property, such as technology patents and business model patents, trademarks, or design rights. The SCN works hard to make sure that such violations of intellectual property rights do not occur, but there is the possibility of having to shoulder significant compensation for damages in the case that some company's intellectual property rights were violated. Also, there is the possibility that there will be pressure on future earnings due to the necessity of paying licensing fees in the case that another company develops technology or another company's business model becomes the standard.

v) Securing and developing human resources

      In terms of developing the SCN's businesses, it is necessary to secure personnel that have creative and technological skills. However, in the area of Internet-related businesses, turnover of personnel is high and it is possible that in the future the SCN will not be able to secure the necessary human resources. Furthermore, in the SCN are many people who have transferred from various Sony Group companies, and while the SCN is working to secure flexible personnel arrangements, it is possible that the SCN will have trouble securing personnel as a result of policies designed to maximize the corporate value of the entire Sony Group. The SCN is also working to develop human capital within the company, but in the case that the SCN is unable to secure or develop sufficient human resources, there could be a negative impact on the future business developments of the SCN.

vi) System for operating servers

      The SCN has laid out a system for managing all the servers that are used to manage customer data and settlement 24 hours a day, 365 days a year. With respect to the unpredictability of accidents, the SCN has back-ups for important servers depending on the substance of a service. However, there is the possibility of an inability to use the servers if there were an earthquake, fire, or other natural disaster, or a destructive act that damages the service offerings. In such a case, there is the possibility of a large negative impact on the continuation of the SCN's operations.

vii) Operation of call centers

      For the SCN, appropriately responding to customer inquiries is considered indispensable in order to acquire and keep So-net subscribers. There is a dependence on temporary staff, who are the majority of personnel in SCN call centers. Regarding temporary staff who start work in call centers, while the SCN is working to continue to improve quality, such as by carrying out sufficient training, there is the possibility that service levels will decline for some reason, such as if there were a shortage of call center staff. In such a case, there is the possibility of a negative impact on the SCN's financial results.

(i) Regarding compulsory retirement of the subsidiary tracking stock or the compulsory conversion into common stock of the parent company (Sony Corporation)

      At the present time, unless there are significant changes in the direction of the corporate strategy of the entire Sony Group or in the way that the SCN is defined within the Sony Group, or unless there are significant changes in a business environment which includes a variety of factors such as the growth of the SCN, there are no plans to carry our compulsory retirement or conversion into common stock three years after the issuance of the subsidiary tracking stock, that is to say, on June 20, 2004.

(j) Forecast of Consolidated Results

   Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2005, the SCN has the goal of achieving operating profitability.

o It is expected that there will be a further acceleration in FTTH-related services (including acquiring new subscribers).

o The SCN plans to expand usability by investing in new businesses (mainly value-added broadband contents), in particular services aimed at television. At the same time, the SCN aims to carefully select investments and will focus on profitability.

o     The SCN will work to strengthen the overall management structure.

The SCN announces the following forecast for consolidated results:

                                                              (millions of yen)

Consolidated Results                                 Change from previous year
--------------------                                 -------------------------
Sales                                40,000                    +4.8%
Operating income                        100                     --
Ordinary income                         100                     --
Net income                               50                     --

The above forecast takes into account the following expected factors:

o It is expected that the number of So-net subscribers at the end of the year ending March 31, 2005 will be 2.35 million, an increase over the year earlier period of 50,000.

o Within the above total, the number of broadband subscribers is targeted to 700,000, an increase of 150,000 over the year earlier period.

o       Regarding expected sales by category:                                      (change from previous year)
        ISP services                                          30,800                                +0.2%
        Internet-related services                              8,100                               +24.2%
        Merchandise sales                                      1,100                               +20.6%

As for ISP services, it is expected that competition for new subscribers will intensify and that the rate of growth will be slow. As for Internet-related services, it is expected that sales of broadband content will increase, and it is expected that subsidiaries' results will improve. As for Merchandise sales, it is expected that sales of goods connected with "Content" will increase.

Cautionary statement:

Statements made in this release with respect to Sony Corporation and Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

SONY [LOGO]

                                                           6-7-35 Kita-shinagawa
                                                           Shinagawa-ku
                                                           Tokyo, 141-0001 Japan
News & Information
================================================================================
                                                                     No. 04-021E

                                                                  April 27, 2004

         --------------------------------------------------------------
                    Stock Options (Stock Acquisition Rights)
         --------------------------------------------------------------

Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors held on April 26, 2004, to propose an agenda asking for authorization to issue the stock acquisition rights outlined below, for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at its 87th ordinary general meeting of shareholders to be held on June 22, 2004.

I     Stock Acquisition Rights for Common Stock

1. Reason for Issue of Common Stock Acquisition Rights to Persons Other Than Shareholders without Any Consideration

      The Corporation will issue the stock acquisition rights (the "Common Stock Acquisition Rights") to subscribe for shares of common stock of the Corporation ("Common Stock") to directors, corporate executive officers and employees of the Corporation and its subsidiaries without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan upon the terms outlined below for the purposes of giving directors, corporate executive officers and employees of the Corporation and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and its group companies (the "Group") and thereby improving such business performance of the Group, by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Corporation.

2.    Terms of Issue of Common Stock Acquisition Rights

(1)   Persons to Whom Common Stock Acquisition Rights Will be Allocated

      Directors, corporate executive officers and employees of the Corporation and its subsidiaries.

(2)   Aggregate number of Common Stock Acquisition Rights

      Not exceeding 27,500.

(3) Class and Number of Shares to be Issued or Transferred upon Exercise of Common Stock Acquisition Rights

      Not exceeding 2,750,000 shares of Common Stock.

      The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right (the "Number of Granted Shares") shall be 100 shares of Common Stock.

      However, in the case that the Number of Granted Shares is adjusted pursuant to (4) below, the number of shares to be issued or transferred upon exercise of the Common Stock Acquisition Rights shall be adjusted to the number obtained by multiplying the Number of Granted Shares after adjustment by the aggregate number of the Common Stock Acquisition Rights.

(4)   Adjustment of Number of Granted Shares

      In the case that the Corporation splits or consolidates the shares of Common Stock, the Number of Granted Shares shall be adjusted in accordance with the following formula.

      Number of                    Number of
      Granted Shares        =      Granted Shares         x     Ratio of split
      after adjustment             before adjustment            or consolidation

      An adjustment above shall be made only with respect to the Number of Granted Shares for the Common Stock Acquisition Rights which have not been exercised at the time of the adjustment. Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(5)   Issue Price of Common Stock Acquisition Rights

      The Common Stock Acquisition Rights are issued without the payment to the Corporation of any consideration.

(6) Amount to be Paid In per Share to be Issued or Transferred upon Exercise of Common Stock Acquisition Rights

      The amount to be paid in per share to be issued or transferred upon exercise of the Common Stock Acquisition Right (the "Exercise Price") shall be initially as follows.

      [1]   Common Stock  Acquisition  Rights with Exercise Price Denominated in
            Yen

            The Exercise Price shall be the average of the closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of the Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for the thirty (30)
            consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one
            (1) yen), (ii) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or
            (iii) the Closing Price on the issue date of the Common Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (i), (ii) and (iii) above.

      [2] A Common Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

            The Exercise Price shall be the U.S. dollar amount obtained by dividing the average of the Closing Prices for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of the Common Stock Acquisition Rights (the "Reference Yen Price") by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten
            (10) consecutive trading days (the "Reference Exchange Rate") (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (i) the average of the Closing Prices for the thirty (30)
            consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Common Stock Acquisition Rights or (ii) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date on which the Corporation fixes the Exercise Price, the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest price of (i) and (ii) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(7)   Adjustment of Exercise Price

      In the case that the Corporation splits or consolidates the shares of Common Stock after the issue date of the Common Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with to the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one
      (1) cent.

      Exercise Price    =    Exercise Price      x                   1
      after adjustment       before adjustment        -------------------------------
                                                      Ratio of split or consolidation

      In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the issue date of the Common Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(8)   Period during Which Common Stock Acquisition Rights may be Exercised

      The period during which the Common Stock Acquisition Rights may be exercised will be sometime within the period from the issue date of the Common Stock Acquisition Rights to the day on which ten (10) years have passed from such issue date, which will be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(9)   Conditions for Exercise of Common Stock Acquisition Rights

      [1]   Each Common Stock Acquisition Right may not be exercised in part.

      [2] A Other conditions for exercise shall be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(10)  Mandatory Cancellation of Common Stock Acquisition Rights

      Not applicable.

(11)  Restriction on Transfer of Common Stock Acquisition Rights

      The Common  Stock  Acquisition  Rights are  non-transferable,  unless such
      transfer  is  expressly   approved  by  the  Board  of  Directors  of  the
      Corporation.

II    Stock Acquisition Rights for Tracking Stock

1. Reason for Issue of Tracking Stock Acquisition Rights to Persons Other Than Shareholders without Any Consideration

      The Corporation will issue the stock acquisition rights (the "Tracking Stock Acquisition Rights") to subscribe for shares of subsidiary tracking stock of the Corporation ("Tracking Stock") to directors and employees of Sony Communication Network Corporation ("SCN") without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan upon the terms outlined below for the purposes of giving directors and employees of SCN an incentive to contribute towards the improvement of the business performance of SCN and thereby improving such business performance of SCN, by making the economic interest which such directors or employees will receive correspond to the business performance of SCN.

2.    Terms of Issue of Tracking Stock Acquisition Rights

(1)   Persons to Whom Tracking Stock Acquisition Rights Will be Allocated

      Directors and employees of SCN.

(2)   Aggregate number of Tracking Stock Acquisition Rights

      Not exceeding 455.

(3) Class and Number of Shares to be Issued or Transferred upon Exercise of Tracking Stock Acquisition Rights

      Not exceeding 45,000 shares of Tracking Stock.

      However,  on and after  the  Compulsory  Conversion  Date (as  defined  in
      Article 10-9 of the Articles of Incorporation of the Corporation, the "Compulsory Conversion Date") for the Compulsory Conversion of shares of Tracking Stock into shares of Common Stock (as defined in Article 10-9 of the Articles of Incorporation of the Corporation, the "Compulsory
      Conversion"), the class of shares to be issued or transferred upon exercise of the Tracking Stock Acquisition Rights shall be the Common Stock.

      The number of shares to be issued or transferred upon exercise of each Tracking Stock Acquisition Right (the "Number of Granted Shares") shall be 100 shares of Tracking Stock.

      However, in the case that the Number of Granted Shares is adjusted pursuant to (4) below, the number of shares to be issued or transferred upon exercise of the Tracking Stock Acquisition Rights shall be adjusted to the number obtained by multiplying the Number of Granted Shares after adjustment by the aggregate number of the Tracking Stock Acquisition Rights.

(4)   Adjustment of Number of Granted Shares

      In the case that an adjustment of the Exercise Price provided for in (7) below is made for any reason, the Number of Granted Shares shall be appropriately adjusted so that the amount obtained by multiplying the number of shares after adjustment by the Exercise Price after adjustment shall be equal to the amount obtained by multiplying the number of shares before adjustment by the Exercise Price before adjustment.

      An adjustment above shall be made only with respect to the Number of Granted Shares for the Tracking Stock Acquisition Rights which have not been exercised at the time of the adjustment. Any fraction less than one
      (1) share resulting from the adjustment shall be disregarded.

(5)   Issue Price of Tracking Stock Acquisition Rights

      The Tracking Stock Acquisition Rights are issued without the payment to the Corporation of any consideration.

(6) Amount to be Paid In per Share to be Issued or Transferred upon Exercise of Tracking Stock Acquisition Rights

      The amount to be paid in per share to be issued or transferred upon exercise of each Tracking Stock Acquisition Right (the "Exercise Price") shall be initially the average of the closing prices of Tracking Stock in the regular trading thereof on the Tokyo Stock Exchange (each "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of the
      Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen) or (ii) the Closing Price on the issue date of the Tracking Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (i) and (ii) above.

(7)   Adjustment of Exercise Price

      [1] Adjustment due to events which become effective prior to the Compulsory Conversion Date

            In the case that the Corporation splits or consolidates the shares of Tracking Stock after the issue date of the Tracking Stock
            Acquisition Rights but prior to the Compulsory Conversion Date (excluding such date), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest one (1) yen.

            Exercise Price    =    Exercise Price      x              1
            after adjustment       before adjustment      -------------------------------
                                                          Ratio of split or consolidation

      [2] A Adjustment due to events which become effective after the Compulsory Conversion Date

            In the case that the Compulsory Conversion is made, the Excise Price shall be appropriately adjusted in accordance with the conversion ratio for the Compulsory Conversion.

            In addition to the foregoing, any adjustment of the Exercise Price after the Compulsory Conversion Date shall be made in the same manner as described in [1] above with any necessary amendment by replacing Tracking Stock with Common Stock.

      [3] In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the issue date of the Tracking Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(8)   Period during Which Tracking Stock Acquisition Rights may be Exercised

            The period during which the Tracking Stock Acquisition Rights may be exercised will be sometime within the period from the issue date of the Tracking Stock Acquisition Rights to the day on which ten (10) years have passed from such issue date, which will be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

            In addition, in case of the Compulsory Retirement of the shares of Tracking Stock provided for in Articles 10-7 and 10-8 of the Articles of Incorporation of the Corporation, no Tracking Stock Acquisition Right may be exercised on and after the Termination Date for such Compulsory Retirement.

(9)   Conditions for Exercise of Tracking Stock Acquisition Rights

      [1]   Each Tracking Stock Acquisition Right may not be exercised in part.

      [2] A Other conditions for exercise shall be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(10)  Mandatory Cancellation of Tracking Stock Acquisition Rights

            Not applicable.

(11)  Restriction on Transfer of Tracking Stock Acquisition Rights

The Tracking Stock Acquisition Rights are non-transferable, unless such transfer is expressly approved by the Board of Directors of the Corporation.

Note: The issue of the stock acquisition rights mentioned above is subject to the approval by shareholders on issues of the Common Stock Acquisition Rights and the Tracking Stock Acquisition Rights to be obtained at the Corporation's 87th ordinary general meeting of shareholders scheduled for June 22, 2004. In addition, respective issues of the stock acquisition rights are further subject to the resolutions of the Board of Directors or the determination by the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors on the specific terms and conditions of such issues.

--------------------------------------------------------------------------------
Contact:
Corporate Communications
Sony Corporation
(03) 5448-2200 (Direct line)

SONY [LOGO]

                                                            6-7-35 Kitashinagawa
                                                                    Shinagawa-ku
                                                                  Tokyo 141-0001

News & Information

                                                                  April 27, 2004
                                                                     No. 04-020E

                             Executive Appointments

Tokyo, Japan - At its Board of Directors Meeting held on April 26, 2004, Sony Corporation decided candidates for the positions of Member of the Board, Corporate Executive Officer, Executive Officer and Group Executive Officer.

The selections are subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 22, 2004 (for Member of the Board candidates) and to the approval of the Board of Directors Meeting to be held on the same day (for Corporate Executive Officer, Executive Officer and Group Executive Officer candidates).

Members of the Board (*Independent Director)

The candidates for Board Members are as follows.

Nobuyuki Idei

Kunitake Ando

Teruo Masaki

Howard Stringer

Ken Kutaragi

Teruhisa Tokunaka

Goran Lindahl

Akihisa Ohnishi

Iwao Nakatani*          Director of Research, UFJ Institute Ltd., President,
                        Tama University

Akishige Okada*         Chairman of the Board (Representative Director),
                        Sumitomo Mitsui Financial Group, Inc., Chairman of the
                        Board (Representative Director), Sumitomo Mitsui Banking
                        Corporation

Hirobumi Kawano*        Executive Advisor, The Tokio Marine and Fire Insurance
                        Co., Ltd.

Yotaro Kobayashi*       Chairman of the Board, Fuji Xerox Co., Ltd.

Carlos Ghosn*           President and Chief Executive Officer, Nissan Motor Co.,
                        Ltd.

Sakie T. Fukushima*     Representative Director & Regional Managing
                        Director-Japan, Korn/Ferry International
                        Member, Board of Directors, Korn/Ferry
                        International, U.S.A

Yoshihiko Miyauchi*     Director, Representative Executive Officer, Chairman and
                        Chief Executive Officer, ORIX Corporation

Yoshiaki Yamauchi*      Director, Sumitomo Mitsui Financial Group, Inc.

Members of the Board Retired

Minoru Morio

Corporate Executive Officers (** concurrent with Director)

The candidates for Representative Corporate Executive Officer and Corporate Executive Officer are as follows. Seven new Corporate Executive Officers have been selected (***).

Representative Corporate Executive Officers

Chairman                    Nobuyuki Idei**     Group CEO

President                   Kunitake Ando**     Global Hub President, Officer in
                                                charge of Personal Solutions
                                                Business Group

Corporate Executive Officers

Vice Chairman             Howard Stringer**     COO (in charge of Entertainment
                                                Business Group), Sony Group
                                                Americas Representative

Executive Deputy President
                          Shizuo Takashino      COO (in charge of IT & Mobile
                                                Solutions Network Company and
                                                Professional Solutions Network
                                                Company)

Executive Deputy President
                          Ken Kutaragi**        COO (in charge of Game Business
                                                Group, Home Electronics Network
                                                Company, Semiconductor Solutions
                                                Network Company (SSNC)), NC
                                                President, SSNC

Executive Deputy President
                          Teruo Masaki**        Group General Counsel

Executive Deputy President
                          Katsumi Ihara***      Group CSO&CFO

Executive Deputy President
                          Ryoji Chubachi***     COO (in charge of Micro Systems
                                                Network Company (MSNC) and
                                                EMCS),NC President, MSNC

Corporate Senior Executive Vice President
                          Keiji Kimura***       NC President, IT & Mobile
                                                Solutions Network Company

Corporate Executive Vice President
                          Tsutomu Niimura***    NC President, Home Electronics
                                                Network Company

Corporate Executive Vice President
                          Fujio Nishida***      Officer in charge of Marketing
                                                and Corporate Communications

Corporate Senior Vice President
                          Takao Yuhara          Officer in charge of Finance and
                                                Investor Relations

Corporate Senior Vice President
                          Nobuyuki Oneda***     Officer in charge of Corporate
                                                Planning & Control and
                                                Accounting

Corporate Senior Vice President

                          Yasunori Kirihara***  Officer in charge of Corporate
                                                Human Resources

Corporate Executive Officer
                          Nicole Seligman       Group Deputy General Counsel

Corporate Executive Officers Retired

As of June 22

Teruhisa Tokunaka       Scheduled to be appointed as President, Representative
                        Director, Sony Financial Holdings Inc. (Currently
                        Executive Deputy President and Group CSO, Representative
                        Corporate Executive Officer)

Minoru Morio            Scheduled to be appointed as Advisor (Currently Vice
                        Chairman and Sony Group East Asia Representative, Group
                        CPO, Corporate Executive Officer)

Akira Kondoh            (Currently Corporate Senior Executive Vice President and
                        Group CIO, Corporate Executive Officer)

Goran Lindahl           (Currently Sony Group Europe Representative and Chairman
                        of Sony Group in Europe, Corporate Executive Officer)

Executive Officers

As of June 22, 2004 the number of Executive Officers is scheduled to be 34.

New Executive Officers
Appointments as of June 22

Senior Vice President
Kenshi Manabe           (Currently CTO of Semiconductor Technology)

Vice President
Masataka Kawashima      (Currently General Manager, Accounting Department)

Vice President
Tadashi Saito           (Currently CFO of Sony Electronics Inc., in charge of
                        Corporate Development in Global Hub)

Vice President
Tomoyuki Suzuki         (Currently President, Imaging Device Company,
                        Semiconductor Solutions Network Company)

Vice President
Masaaki Tsuruta         (Currently Deputy President of Semiconductor Solutions
                        Network Company (SSNC), President of SoC Solution
                        Center, SSNC)

Promoted Executive Officers
Appointments as of June 22

Executive Vice President
Yoshihide Nakamura      (Currently Senior Vice President, Senior General
                        Manager, Intellectual Property Division)

Senior Vice President
Norihisa Shirota        (Currently Vice President, CTO of Home Electronics,
                        President, Research & Development Group, Semiconductor
                        Solutions Network Company)

Senior Vice President
Yoshihiro Taya          (Currently Vice President, CFO of IT & Mobile Solutions
                        Network Company, CFO of Personal Solutions Network
                        Company)

Senior Vice President
Takashi Fukushima       (Currently Vice President, Deputy President, IT & Mobile
                        Solutions Network Company (IMNC), President, Personal
                        Audio Company of IMNC)

New Group Executive Officers

As of June 22

Kazutomo Enomoto        (Currently Representative Director, Sony Culture
                        Entertainment Inc.)

Keiji Nakazawa          (Currently Representative Director and CFO, S-LCD
                        Corporation)

Michael Lynton          (Currently Chairman and CEO, Sony Pictures
                        Entertainment, Inc.)

Change from Group Executive Officers to Executive Officers

As of June 22

Executive Vice President
Eiji Kishi              (Currently Group Executive Officer, President of
                        Personal Solutions Business Group)

Senior Vice President
Masao Morita            (Currently Group Executive Officer, Representative
                        Director, Sony Music Entertainment (Japan) Inc.)


Executive Officers Retired

As of June 22

Mario Tokoro            Scheduled to be appointed as Counselor (Currently
                        Executive Vice President, Co-President, Institute of
                        Strategy)

Toshitada Doi           Scheduled to be appointed as Counselor (Currently
                        Executive Vice President, General Manager, Life Dynamics
                        Laboratories Preparation Office)

Tadao Yoshida           Scheduled to be appointed as Counselor (Currently Vice
                        President, Creative Center)

Seiichi Watanabe        Scheduled to be appointed as Advisor (Currently
                        Executive Vice President, Officer in charge of
                        Environmental Affairs)

Tadasu Kawai            Scheduled to be appointed as Advisor (Currently
                        Executive Vice President, Officer in charge of Global
                        Audit)

Takeo Kaji              Scheduled to be appointed as Advisor (Currently Vice
                        President, Officer in charge of External Relations,
                        Global Professional Solutions)

Group Executive Officers Retired

As of June 22

Tadakatsu Hasebe        Scheduled to be appointed as Advisor (Currently
                        President, Representative Director, Sony Supply Chain
                        Solutions, Inc.)

As of April 30

Kenji Kitatani          (Currently Executive Vice President, Sony Corporation of
                        America)

--------------------------------------------------------------------------------
Inquiries
Sony Corporate Communications
TEL 03-5448-2200     FAX 03-5448-3061